Exhibit 99.1

SUZANO S.A. Publicly-Held Company with Authorized Capital CNPJ/ME No. 16.404.287/0001-55 NIRE 29.300.016.331 MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JUNE 8, 2022 1 DATE, TIME AND PLACE: June 08, 2022, at 09:00 a.m., only in a digital form through the electronic system of remote attendance made available by Suzano S.A. (“Company”) pursuant to item I of paragraph 2nd of article 5 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”). 2 CALL NOTICE: This meeting was convened according to the call notice published on May 9, 10 and 11, 2022, in the printed version of the newspapers Correio da Bahia (pages 12, 11 and 30, respectively), as well as on its website, and in the printed version of the newspaper O Estado de São Paulo on May 9, 10 and 11,2022, as well on its website (pages B7, B6 and B19, respectively), in accordance of the provisions of articles 124 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”). In accordance with CVM Resolution 81, all the documents related to the Agenda were made available to the shareholders at the Company’s head office, on the Company’s investor relations website (www.suzano.com.br/ri ), as well as on CVM’s website (gov.br/cvm), and B3 S.A. – Bolsa, Brasil, Balcão’s (“B3”) website (www.b3.com.br). 3 ATTENDANCE: The shareholders representing more than 75.53% of the common shares issued by the Company, according to (i) shareholders’ attendance registrations in the electronic system of remote attendance made available by the Company, pursuant to item III of article 47 of CVM Resolution 81; and (ii) votes via Distance Voting Ballot, pursuant to article 28, paragraph second, item II, and article 47, item II, of CVM Resolution 81. 4 OPENING AND BOARD: The meeting (“Meeting”) was duly installed, and initiated by Mr. Leandro Arean Oncala – Chairman, pursuant to article 8 of the Company´s Bylaws, and Mrs. Marcella Caram Zerey – Secretary. 5 DOCUMENTS, VOTES AND MINUTES: The reading of the documents referring to the Agenda was dismissed, once that they are known by the shareholders of the Company and (i) they are available to shareholders at Suzano’s head office; (ii) they were made available to the shareholders on the Company’s investor relations website (www.suzano.com.br/ri ); (iii) they were sent to B3, pursuant to paragraph 6 of article 124 of Brazilian Corporation Law; and (iv) they were made available to the shareholders on the website of CVM (gov.br/cvm). In addition, the reading of the Consolidated Synthetic Voting Map was dismissed, given that it was made available to the shareholders, pursuant to paragraph 4, article 48 of CVM Resolution 81. The shareholders authorized the drawing up of these minutes in summary form and their publication with omission of the shareholders’ signatures, pursuant to paragraphs 1st and 2nd of article 130, of the Brazilian Corporation Law. 6 AGENDA: The purpose of this Extraordinary General Meeting is (i) to approve the acquisition by the Company of all the shares held by Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”) registered with the CNPJ/ME under No. 18.356.327/0001-66 and by Arapar Participações S.A., registered with the CNPJ/ME under No. 07.527.375/0001-53 (“Arapar” and, jointly with FIP, the “Sellers”) in the following Target Companies: (a) Vitex SP Participações S.A., registered with the CNPJ/ME under No.

16.563.643/0001-83 (“Vitex SP”); (b) Vitex BA Participações S.A., registered with the CNPJ/ME under No. 43.173.154/0001-98 (“Vitex BA”); (c) Vitex ES Participações S.A., registered with the CNPJ/ME under No. 43.173.214/0001-72 (“Vitex ES”); (d) Vitex MS Participações S.A., registered with the CNPJ/ME under No. 43.173.259/0001-47 (“Vitex MS”); (e) Parkia SP Participações S.A., registered with the CNPJ/ME under No. 16.563.671/0001-09 (“Parkia SP”); (f) Parkia BA Participações S.A., registered with the CNPJ/ME under No. 42.108.507/0001-03 (“Parkia BA”); (g) Parkia ES Participações S.A., registered with the CNPJ/ME under No. 42.566.097/0001-44 (“Parkia ES”); and (h) Parkia MS Participações S.A., registered with the CNPJ/ME under No. 42.566.153/0001-40 (“Parkia MS” and, jointly with Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA and Parkia ES, the “Target Companies” and “Transaction”), as well as to ratify the execution of the Share Purchase and Sale Agreement (“SPA”) entered into on April 27, 2022 between the Company and the Sellers; (ii) to ratify the appointment and contracting of Apsis Consultoria e Avaliação Ltda., a limited company, registered with CNPJ/ME under No. 08.681.365/0001-30, with head offices at Rua do Passeio, No. 62, 6º floor, City of Rio de Janeiro, State of Rio de Janeiro (“Appraisal Company”) for the preparation of the appraisal reports at book value of the Target Companies (“Appraisal Reports”); (iii) to approve the Appraisal Reports prepared by the Appraisal Company; and (iv) to authorize the Company’s management to adopt all measures that may be necessary for the implementation of the matters included in the Agenda, ratifying all the measures already adopted previously in the same sense of the resolutions taken at this Meeting. 7 RESOLUTIONS: After analyzing the proposals on the Agenda, the shareholders of the Company decided to adopt the following resolutions: (i) To approve, by majority votes of the attending shareholders, with 1,012,759,255 favorable votes, 20,075 contrary votes and 6,096,185 abstentions, the Transaction, corresponding to the acquisition by the Company of all shares held by the Sellers in the Target Companies, as well to ratify the execution of the SPA by the Company. In addition, the Shareholders decided to record in the Minutes that the implementation of the Transaction shall not give rise to any withdrawal rights to the dissenting shareholders, pursuant paragraph 2nd of article 256 combined with item II of article 137 of Brazilian Corporation Law; (ii) To ratify, by majority votes of the attending shareholders, with 1,012,751,708 favorable votes, 27,622 contrary votes and 6,096,185 abstentions, the appointment and contracting of the Appraisal Company to prepare the Appraisal Reports; (iii) To approve, by majority votes of the attending shareholders, with 1,012,756,308 favorable votes, 19,040 contrary votes and 6,100,167 abstentions, the Appraisal Reports which are included as Exhibit B hereto; and (iv) To authorize, by majority votes of the attending shareholders, with 1,012,756,149 favorable votes, 20,803 contrary votes and 6,098,563 abstentions, the Company’s management to adopt all measures that may be necessary for the implementation of the matters included in the Agenda, ratifying all the measures already adopted previously in the same sense of the resolutions taken at this Meeting. 8 CLOSURE AND APPROVAL OF THE MINUTES: Once the resolutions were closed, the Extraordinary General Meeting was suspended for the time necessary to draw up these minutes. The meeting was reopened and these minutes were, read, approved and signed by all shareholders. The shareholders whose distance voting ballots were submitted and whose attendance were registered in the electronic system of remote attendance provided by the Company are considered signatories to these minutes, pursuant paragraph 1st of article 47 of CVM Resolution 81. The votes and abstentions were presented, certified by the board of the meeting and filed at the Company’s head office. The votes expressed through the distance voting ballots are filed at the Company’s head office, pursuant to CVM Resolution 81. Exhibit A contains the List of Attending Shareholders. 9 Signatures: Mr. Leandro Arean Oncala (Chairman) and Ms. Marcella Caram Zerey (Secretary). (conforms with the original) São Paulo, June 8, 2022. __________________________________ Leandro Arean Oncala Chairman __________________________________ Marcella Caram Zerey Secretary

SUZANO S.A. Publicly-Held Company with Authorized Capital CNPJ/ME No. 16.404.287/0001-55 NIRE 29.300.016.331 EXHIBIT A OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JUNE 8, 2022 List of Attending Shareholders Pursuant to paragraphs 1 and 2 of article 47 of CVM Resolution 81, the attending shareholders are considered signatories of the minutes of this Meeting: Shareholders attending via electronic system of remote attendance: Agora Arrojada Index FIA; Agora Esmeralda Fundo de Investimento Multimercado; Agora Top 10 Index FIA; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Selection; Bradesco FIA Smart Allocation; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Crédito Privado Invest no Exterior CH; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Vida e Previdência S/A; Bradeseg Participações S/A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; FI em Ações Aruba; FIM Crédito Privado IE - 2431; e Fundo de Investimento em Ações Ibovespa 157. By proxy Mayara Cristina Messias, CPF: 449.769.438-01, e Isabela Testa Martins, CPF: 442.437.268-50 Amundi ESG Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Dunamis Master Fundo de Investimento em Ações; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hedge Multimercado FI; Itaú Hedge Plus Multimercado FD Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Master Global Dinamico Multimercado FI; Itaú Master HU Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Multimercado Global Equity

Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Itaú SP/B3 Low Volatility FIA; Itaú Verso U Multimercado FI; Itaú Master Global Dinâmico Ultra Multimercado FI; Itaú Momento ESG Ações Fundo de Investimento; Janus Henderson Emerging Markets Opportunities Fund; Janus Henderson Fund Emerging Markets Fund; LCL Actions Emergents; Long Bias FIA; Most Diversified Portfolio Sicav; Phoenix Umbrella Fund - Phoenix Gbar Fund; Portfolio Edmond de Rothschild Fund; Priviledge; e Quantamental Hedge Master FIM. By proxy Ricardo Jose Martins Gimenez, CPF: 103.381.768-61 Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundação Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; e Suzano Holding S.A. By proxy Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49 The Bank of New York Mellon - ADR Department. By proxy Ricardo Jose Martins Gimenez, CPF: 103.381.768-61 Shareholders attending via distance voting ballot: Sent to Bookkeeping Agent: 1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast J.P. Morgan S O Portfolio; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV; Agfiq Emerging Markets Equity ETF; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Century Retirement Date Trust; American Century World Mutual Funds, Inc Emerg Markets Fund; American Heart Association, Inc.; Arero - Der Weltfonds -nachhaltig; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Arrowstreet Acwi Alpha Extension Fund III (cayman); Arrowstreet Acwi Alpha Extension Fund V (cayman) L; Arrowstreet Emerging Market Alpha Extension Trust; Arrowstreet Emk Alpha Extension Fund L.P.; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Australiansuper Pty Ltd as Trustee for Australiasuper; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Barclays Multi-manager Fund Public Limited Company; Barra Fundo de Investimento em Ações; Bellsouth Corporation Rfa Veba Trust; Betashares Climate Change Innovation ETF; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Funds; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Bpi Brasil, Fundo de Investimento Aberto Flexivel; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN

Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Civil Aviation Authority Pension Scheme; Clinton Nuclear Power Plant Qualified Fund; Cmla International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled Pen TR FD (activebuilders em Mkts Eq) of Jpmcb na; Commingled Pension Trust Fund (gl Emerging Mkt Opp) of Jpm; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Cppib Map Cayman Spc; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav; Dela Depositary Asset Management B.V.; Delaware Pooled Trust - Macquarie e. M. P.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Dimensional Emerging Markets High Profitability ET; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Sustainable em; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; First Trust

Riverfront Dynamic Emerging Markets ETF; Flexshares Emerging Markets Low Volatility Climate; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Freedom 100 Emerging Markets ETF; Fulcrum Liquid Real Assets Fund; Fundpartner Solutions (suisse) SA - Turicum - Aktien - Und I; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Organisation for Social Insurance; General Pension and Social Security Authority; Global Emerging Markets Balance Portfolio; Global Macro Capital Opportunities Portfolio; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; HC Capital Trust the Emerging Markets Portfolio; Hexavest Emerging Markets Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Iclima Global Decarbonization Leaders ETF; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Cleantech ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Invesco Strategic Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Danske Invest Select; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest Index Emerging Markets; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; J P Morgan Investment Funds; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds; Jeffrey LLC; Jnl Emerging Markets Index Fund; Jnl/Jpmorgan Global Allocation Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Diversidied Fund; JP Morgan Emerging Markets Opportunities; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Global Allocation Fund; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Knights of Columbus International Equity Fund; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Future World Esg Emerging Markets; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd;

Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Investment Management II Icav; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mirae Asset Gem Great Consumer Equity Fund; Mirae Asset Global Discovery Fund; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund (irl); Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Master Collective Investment Trust; Morgan Stanley Invest. Funds G. Balanced Sustainable Fund; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Global Balanced Income Fund; Morningstar International Shares SC Fund; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multi Solutions - Pictet Multi Asset Opportunities; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Nordea Equity Opportunities Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Pacific Capital Ucits Funds Plc; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pinebridge Esg Quantitative Global Equity Fund; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar

Tree Fund of American Investment Trust; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employes Ret System of Mississippi; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Railways Pension Trustee Company Limited; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Quant Emerging Markets Equity Leaders ETF; Robeco Capital Growth Funds; Russell Institutional Funds Public Limited Company; Russell Investment Company Public Limited Company; Russell Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Safra Direct Suzano Master FIA; Safra Exportacao Fundo de Investimento em Ações; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Skagen Kon-tiki Verdipapirfond; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Bloomberg Sasb Emerging Markets Esg Select ET; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Kuwait Inv Autority, K I Office; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Storebrand Sicav; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; Synergie; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of the State of Illinois; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of the Pension Protection Fund; the Chase Man BK as TR of Delta Master FD; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trt BK Jpn Trustee of Jpm Brics5 Mother Fund; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mtbj4000; the Master Trust Bank of Japan, Ltd. as Trustee for

Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the United Nations Joints Staff Pension Fund; the Young Men S Christian Ass Ret Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM Fulcrum Diversified Liquid Alternatives Fund; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; U.S Steel Retirement Plan Trust; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Utah State Retirement Systems; Utimco SP II LLC; Valic Company II - International Opportunities Fund; Vanderbilt University; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Versus Capital Real Assets Fund LLC; Virginia Retirement System; Voya Emerging Markets Index Portfolio; VY T. Rowe Price International Stock Portfolio; Washington State Investment Board; Wellington Trust Company, National Association Mul; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; Wisdomtree Issuer Icav; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF. Sent directly to the Company: Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; Dynamo Cougar Master - FIA; FIA Vokin Aconcagua Master Long Only; FIA Vokin K2 Long Biased; Fundo de Investimento em Ações Fdi2; Mosqueteiros Fundo de Investimento em Ações; e Vokin Pao de Acucar Fundo de Investimento Multimercado.

SUZANO S.A. Publicly-Held Company with Authorized Capital CNPJ/ME No. 16.404.287/0001-55 NIRE 29.300.016.331 EXHIBIT B OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JUNE 8, 2022 Appraisal Reports (starts on the next page)

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 1 VITEX BA PARTICIPAÇÕES S.A.

Appraisal Report A P - 0 0 452 / 2 2 - 0 1 1 APPRAISAL REPORT : AP - 0 0 452 / 2 2 - 0 1 VALUATION DATE : March 31 st , 2022 APPRAISAL REPORT OF VITEX BA PARTICIPAÇÕES S.A. NET EQUITY , DETERMINED THROUGH ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6 th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001 - 30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O - 9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry n o. 89100165 - 5/D (CREA /RJ), registered in the Individual Registration under the no. 886.681.937 - 91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P - 0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6 th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, no. 1.355, 6 th to 10 th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.2 87/0033 - 32, to proceed with the net equity’s appraisal of VITEX BA PARTICIPAÇÕES S.A., hereinafter denominated VITEX BA, headquartered at Avenida João Cabral de Mello Neto, no. 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entitie s of the Ministry of Economy under no. 43.173.154/0001 - 98, on March 31 st , 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Acc ounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of VITEX BA, as of March 31st, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law no. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law no. 6,404/76.

VITEX BA's main asset is the investment in a subsidiary, recorded by the equity method, as described in the Attachment 2 of this Appraisal Report. This subsidiary's purpose is to invest in companies that support forest production, participating as a partner or shareholder in other companies, and extracting and selling wood in planted forests, with properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets recognized in the books and, consequently, reflected in VITEX BA's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of VITEX BA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX BA as of March 31st, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX BA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-01 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 1 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of VITEX BA ’ s net equity of R$ 131,173,565.25 (one hundred and thirty - one million, one hundred and seventy - three thousand, five hundred and sixty - five reais and twenty - five cents), as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, rep resents, in all material respects, its book equity, assessed under Brazilian accounting practices. Rio de Janeiro , May 0 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX BA
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-01 4

ATTACHEMENT 1

Folha: 1VITEX BA PARTICIPACOES S.A.(00048)CNPJ : 43.173.154/0001-98Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 164,03D131,62D BANCO ITAUacute S/A1-1-1-1-4-02 ********164,03D ********131,62D =BANCO CONTA MOVIMENTO ********164,03D ********131,62D =BENS NUMERAacuteRIOS ********164,03D ********131,62D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 978.460,97D889.759,54D TITULOS DE RENDA FIXA1-1-2-1-1-01 ****978.460,97D ****889.759,54D =TIacuteTULOS DE RENDA FIXA ****978.460,97D ****889.759,54D =TIacuteTULOS VAL. MOBILIAacuteRIOS ****978.460,97D ****889.759,54D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 1.165,21D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ******1.165,21D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 235,35D229,78D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 127,47D124,45D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********362,82D ********354,23D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******1.528,03D ********354,23D =IMPOSTOS A RECUPERAR ******1.528,03D ********354,23D =CONTAS A RECEBER ****980.153,03D ****890.245,39D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 684.828.283,99D782.429.988,85D PARKIA BA PARTICIPACcedillaOtildeES S.A.1-3-1-1-1-46 684.828.283,99D 782.429.988,85D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 684.828.283,99D 782.429.988,85D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 684.828.283,99D 782.429.988,85D =INVESTIMENTOS 684.828.283,99D 782.429.988,85D =T o t a l - NAtildeO CIRCULANTE 685.808.437,02D 783.320.234,24D =T o t a l - ATIVO

Folha: 2VITEX BA PARTICIPACOES S.A.(00048)CNPJ : 43.173.154/0001-98Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 1.508,88C0,00C IRRF A RECOLHER2-1-5-4-1-01 4.678,28C0,00C PIS/COFINS/CSLL A RECOLHER2-1-5-4-1-02 46,26C32,92C PIS A RECOLHER2-1-5-4-1-06 284,69C202,58C COFINS A RECOLHER2-1-5-4-1-07 ******6.518,11C ********235,50C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ******6.518,11C ********235,50C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ******6.518,11C ********235,50C =OBRIGACcedillaOtildeES FISCAIS ******6.518,11C ********235,50C =T o t a l - CIRCULANTE NAtildeO CIRCULANTE EMPREacuteSTIMOS E FINANCIAMENTOS NACIONAIS DEBÊNTURES 554.628.353,66C633.494.117,41C CONVERSIacuteVEIS EM ACcedillaOtildeES2-2-2-1-4-01 554.628.353,66C 633.494.117,41C =DEBÊNTURES 554.628.353,66C 633.494.117,41C =NACIONAIS 554.628.353,66C 633.494.117,41C =EMPREacuteSTIMOS E FINANCIAMENTOS 554.628.353,66C 633.494.117,41C =T o t a l - NAtildeO CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 35.143.955,29C35.143.955,29C DE DOMICILIADO NO PAIS2-4-1-1-1-01 *35.143.955,29C *35.143.955,29C =CAPITAL SOCIAL SUBSCRITO *35.143.955,29C *35.143.955,29C =CAPITAL SUBSCRITO *35.143.955,29C *35.143.955,29C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 10.633.281,18C10.633.281,18C RESERVAS DE CAPITAL2-4-2-1-1-01 *10.633.281,18C *10.633.281,18C =RESERVAS DE CAPITAL *10.633.281,18C *10.633.281,18C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 2.141.294,21C1.808.102,85C RESERVA LEGAL2-4-2-2-1-01 **2.141.294,21C **1.808.102,85C =RESERVAS DE LUCROS **2.141.294,21C **1.808.102,85C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO

Folha: 3VITEX BA PARTICIPACOES S.A.(00048)CNPJ : 43.173.154/0001-98Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior 8.628.565,77C4.322.678,99C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 **8.628.565,77C **4.322.678,99C =RESERVAS DE REALIZACcedillaAtildeO **8.628.565,77C **4.322.678,99C =RESERVAS DE REALIZACcedillaAtildeO *21.403.141,16C *16.764.063,02C =RESERVAS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 74.626.468,80C97.917.863,02C CTA2-4-5-1-1-01 *74.626.468,80C *97.917.863,02C =AJUSTE ACUMULADO DE CONVERSAtildeO *74.626.468,80C *97.917.863,02C =AJUSTE ACUMULADO DE CONVERSAtildeO *74.626.468,80C *97.917.863,02C =AJUSTE ACUMULADO DE CONVERSAtildeO 131.173.565,25C 149.825.881,33C =T o t a l - PATRIMONIO LIQUIDO 685.808.437,02C 783.320.234,24C =T o t a l - PASSIVO

VITEX BA PARTICIPACOES S.A .. CNPJ : 43.173.154/0001 - 98 Balanço Patrimonial em 31/03 /202 2 Folha: 4 IMPORTA O PRESENTE BALANÇO PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 685.808.437,02 (SEISCENTOS E OITENTA E CINCO MILHÕ ES, OITOCENTOS E OITO MIL, QUATROCENTOS E TRINTA E SETE REAIS E DOIS CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA .. RIO DE JANEIRO , 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI: 07844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148 748 Dados: 2022.05.02 21:36:58 -03'00'

CNPJ: 43.173.154/0001-98Diário :0Folha: 5VITEX BA PARTICIPACOES S.A.(00048)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAISRECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXARECEITAS DE APLICACcedillaAtildeO FINANCEIRA 18.573,34C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****18.573,34C=RENDAS TIT. VAL. MOBILIARIOS *****18.573,34COUTRAS RECEITAS FINANCEIRASOUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 8,59C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS **********8,59C=OUTRAS RECEITAS FINANCEIRAS **********8,59C=RECEITAS FINANCEIRAS *****18.581,93CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADASPARKIA BA PARTICIPACcedillaOtildeES S.A. 31.136.090,21C3-1-3-1-1-26=EM CONTROLADAS *31.136.090,21C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO *31.136.090,21C=RES. PARTICIP. SOCIETARIAS *31.136.090,21C=T o t a l - RECEITAS OPERACIONAIS *31.154.672,14C=T o t a l - RECEITAS *31.154.672,14CDESPESASDESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSJUROS E MULTAS 22,85D4-1-1-1-1-02TARIFAS BANCAacuteRIAS 189,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS ********211,85D=ENCARGOS FINANCEIROS ********211,85D=DESPESAS FINANCEIRAS ********211,85D

CNPJ: 43.173.154/0001-98Diário :0Folha: 6VITEX BA PARTICIPACOES S.A.(00048)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 209.191,33D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 1.800,00D4-1-2-2-1-07AUDITORIA 27.585,63D4-1-2-2-1-08=SERVICcedillaOS ADMINISTRATIVOS ****238.576,96D=SERVICcedillaOS PROFISSIONAIS ****238.576,96DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 656,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 25.999,90D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS *****26.655,90DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 39.620,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****39.620,00D=OUTRAS DESP. ADMINISTRATIVAS *****66.275,90DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 1.286,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 120,78D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 743,28D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******2.150,06D=DESPESAS TRIBUTAacuteRIAS ******2.150,06D=DESPESAS ADMINISTRATIVAS ****307.002,92DOUTRAS DESPESASOUTRAS DESPESAS OPERACIONAISOUTRAS DESPESAS OPERACIONAISPERDA DE AJUSTES A VALOR JUSTO - OUTRAS OPERACcedillaOtildeES 24.183.630,07D4-1-3-1-1-03=OUTRAS DESPESAS OPERACIONAIS *24.183.630,07D=OUTRAS DESPESAS OPERACIONAIS *24.183.630,07D=OUTRAS DESPESAS *24.183.630,07D=T o t a l - DESPESAS OPERACIONAIS *24.490.844,84D

CNPJ: 43.173.154/0001-98Diário :0Folha: 7VITEX BA PARTICIPACOES S.A.(00048)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício Atual=T o t a l - DESPESAS *24.490.844,84DRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 31.154.672,14C DESPESAS + CUSTO--------------------> 24.490.844,84D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: ***6.663.827,30====================================================================================================

VITEX BA PARTICIPACOES S.A.
CNPJ: 43.173.154/0001-98
Demonstração do Resultado do Exercício em 31/03/2022 Folha: 8

IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 6.663.827,30 (SEIS MILHÕES, SEISCENTOS E SESSENTA E TRÊS MIL, OITOCENTOS E VINTE E SETE REAIS E TRINTA CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI: 07844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148748 Dados: 2022.05.02 21:37:11 -03'00'

GUSTAVO PETROCELLI
CONTADOR
CPF: 078.441.487-48 CRC: 101274/O-4

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 1 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX BA ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change i n value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Financia l instruments - debentures As applicable, debentures are measured at amortized cost using the effective interest method. The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over t he respective period. The effective interest rate is the rate that exactly discounts the expected future cash flows over the estimated life of the financial liability or, where appropriate, a shorter period for the initial recognition of the net carrying a mount. ▪ Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some lia bilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 2 VITEX ES PARTICIPAÇÕES S.A.

Appraisal Report A P - 0 0 452 / 2 2 - 0 2 1 APPRAISAL REPORT : AP - 0 0 452 / 2 2 - 0 2 VALUATION DATE : March 31 st , 2022 APPRAISAL REPORT OF VITEX ES PARTICIPAÇÕES S.A. NET EQUITY , DETERMINED THROUGH ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6 th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001 - 30, regis tered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O - 9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry n o. 89100165 - 5/D (CREA/RJ), registered in the Individu al Registration under the n o .. 886.681.937 - 91 and with the Regional Accounting Council of the State of Rio de Janeiro under n o. 118.263/P - 0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6 th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, no. 1.3 55, 6 th to 10 th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under n o. 16.404.2 87/0033 - 32, to proceed with the net equity ’ s appraisal of VITEX ES PARTICIPAÇÕES S.A., hereinafter denominated VITEX ES , headquartered at Avenida João Cabral de Mello Neto, no. 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the M inistry of Economy under n o. 43.173.214/0001 - 72 , on March 31 st , 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Prono uncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of VITEX ES, as of March 31st, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law no. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law no. 6,404/76.

VITEX ES's main asset is the investment in a subsidiary, recorded by the equity method, as described in the Attachment 2 of this Appraisal Report. This subsidiary's purpose is to invest in companies that support forest production, participating as a partner or shareholder in other companies, and extracting and selling wood in planted forests, with properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets recognized in the books and, consequently, reflected in VITEX ES's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of VITEX ES is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX ES as of March 31st, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX ES. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-02 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 2 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of VITEX ES ’ s net equity of R$ 90,838,138.74 ( ninety million, eight hundred and thirty - eight thousand, one hundred and thirty - eight reais and seventy - f our cents) , as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, its book equity, a ssessed under Brazilian accounting practices. Rio de Janeiro , May 0 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX ES
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-02 4

ATTACHEMENT 1

Folha: 1VITEX ES PARTICIPACOES S.A.(00050)CNPJ : 43.173.214/0001-72Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 149,29D178,95D BANCO ITAUacute S/A1-1-1-1-4-02 ********149,29D ********178,95D =BANCO CONTA MOVIMENTO ********149,29D ********178,95D =BENS NUMERAacuteRIOS ********149,29D ********178,95D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 876.850,02D661.061,16D TITULOS DE RENDA FIXA1-1-2-1-1-01 ****876.850,02D ****661.061,16D =TIacuteTULOS DE RENDA FIXA ****876.850,02D ****661.061,16D =TIacuteTULOS VAL. MOBILIAacuteRIOS ****876.850,02D ****661.061,16D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 663,17D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********663,17D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 135,23D132,04D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 58,04D56,67D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********193,27D ********188,71D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES PIS 29,32D0,00D PIS A RESTITUIR - INDEVIDO OU A MAIOR1-1-4-6-6-01 *********29,32D **********0,00D =PIS ********885,76D ********188,71D =IMPOSTOS A RECUPERAR ********885,76D ********188,71D =CONTAS A RECEBER ****877.885,07D ****661.428,82D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 474.042.587,83D530.532.336,14D PARKIA ES PARTICIPACcedillaOtildeES S.A.1-3-1-1-1-47 474.042.587,83D 530.532.336,14D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 474.042.587,83D 530.532.336,14D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 474.042.587,83D 530.532.336,14D =INVESTIMENTOS 474.042.587,83D 530.532.336,14D =T o t a l - NAtildeO CIRCULANTE 474.920.472,90D 531.193.764,96D =T o t a l - ATIVO

Folha: 2VITEX ES PARTICIPACOES S.A.(00050)CNPJ : 43.173.214/0001-72Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 74,40C24,71C PIS A RECOLHER2-1-5-4-1-06 244,07C150,48C COFINS A RECOLHER2-1-5-4-1-07 ********318,47C ********175,19C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********318,47C ********175,19C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********318,47C ********175,19C =OBRIGACcedillaOtildeES FISCAIS ********318,47C ********175,19C =T o t a l - CIRCULANTE NAtildeO CIRCULANTE EMPREacuteSTIMOS E FINANCIAMENTOS NACIONAIS DEBÊNTURES 384.082.015,69C429.592.012,07C CONVERSIacuteVEIS EM ACcedillaOtildeES2-2-2-1-4-01 384.082.015,69C 429.592.012,07C =DEBÊNTURES 384.082.015,69C 429.592.012,07C =NACIONAIS 384.082.015,69C 429.592.012,07C =EMPREacuteSTIMOS E FINANCIAMENTOS 384.082.015,69C 429.592.012,07C =T o t a l - NAtildeO CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 25.158.832,63C25.158.832,63C DE DOMICILIADO NO PAIS2-4-1-1-1-01 *25.158.832,63C *25.158.832,63C =CAPITAL SOCIAL SUBSCRITO *25.158.832,63C *25.158.832,63C =CAPITAL SUBSCRITO *25.158.832,63C *25.158.832,63C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 7.420.010,33C9.367.954,89C RESERVAS DE CAPITAL2-4-2-1-1-01 **7.420.010,33C **9.367.954,89C =RESERVAS DE CAPITAL **7.420.010,33C **9.367.954,89C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 330.272,18C0,00C RESERVA LEGAL2-4-2-2-1-01 ****330.272,18C **********0,00C =RESERVAS DE LUCROS ****330.272,18C **********0,00C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 6.275.171,43C0,00C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 **6.275.171,43C **********0,00C =RESERVAS DE REALIZACcedillaAtildeO

Folha: 3VITEX ES PARTICIPACOES S.A.(00050)CNPJ : 43.173.214/0001-72Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior **6.275.171,43C **********0,00C =RESERVAS DE REALIZACcedillaAtildeO *14.025.453,94C **9.367.954,89C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 0,00D2.675.581,61D PREJUIacuteZOS ACUMULADOS2-4-3-1-1-02 **********0,00C **2.675.581,61D =LUCROS/PREJUIacuteZOS ACUMULADOS **********0,00C **2.675.581,61D =LUCROS/PREJUIacuteZOS ACUMULADOS **********0,00C **2.675.581,61D =LUCROS/PREJUIZOS ACUMULADOS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 51.653.852,17C69.750.371,79C CTA2-4-5-1-1-01 *51.653.852,17C *69.750.371,79C =AJUSTE ACUMULADO DE CONVERSAtildeO *51.653.852,17C *69.750.371,79C =AJUSTE ACUMULADO DE CONVERSAtildeO *51.653.852,17C *69.750.371,79C =AJUSTE ACUMULADO DE CONVERSAtildeO *90.838.138,74C 101.601.577,70C =T o t a l - PATRIMONIO LIQUIDO 474.920.472,90C 531.193.764,96C =T o t a l - PASSIVO

VITEX ES PARTICIPACOES S.A.
CNPJ: 43.173.214/0001-72
Balanço Patrimonial em 31/03/2022 Folha: 4

IMPORTA O PRESENTE BALANÇO PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 474.920.472,90 (QUATROCENTOS E SETENTA E QUATRO MILHÕES, NOVECENTOS E VINTE MIL, QUATROCENTOS E SETENTA E DOIS REAIS E NOVENTA CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI:07844148748

Assinado de forma digital por GUSTAVO PETROCELLI:07844148748
Dados: 2022.05.02 21:51:49 -03'00'

GUSTAVO PETROCELLI
CONTADOR
CPF: 078.441.487-48 CRC: 101274/O-4

CNPJ: 43.173.214/0001-72Diário :0Folha: 5VITEX ES PARTICIPACOES S.A.(00050)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAISRECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXARECEITAS DE APLICACcedillaAtildeO FINANCEIRA 15.156,46C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****15.156,46C=RENDAS TIT. VAL. MOBILIARIOS *****15.156,46COUTRAS RECEITAS FINANCEIRASOUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 4,56C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS **********4,56C=OUTRAS RECEITAS FINANCEIRAS **********4,56C=RECEITAS FINANCEIRAS *****15.161,02CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADASPARKIA ES PARTICIPACcedillaOtildeES S.A. 35.907.803,15C3-1-3-1-1-27=EM CONTROLADAS *35.907.803,15C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO *35.907.803,15C=RES. PARTICIP. SOCIETARIAS *35.907.803,15C=T o t a l - RECEITAS OPERACIONAIS *35.922.964,17C=T o t a l - RECEITAS *35.922.964,17CDESPESASDESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSTARIFAS BANCAacuteRIAS 189,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS ********189,00D=ENCARGOS FINANCEIROS ********189,00D=DESPESAS FINANCEIRAS ********189,00DDESPESAS ADMINISTRATIVAS

CNPJ: 43.173.214/0001-72Diário :0Folha: 6VITEX ES PARTICIPACOES S.A.(00050)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 76.419,95D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 1.800,00D4-1-2-2-1-07AUDITORIA 27.585,63D4-1-2-2-1-08=SERVICcedillaOS ADMINISTRATIVOS ****105.805,58D=SERVICcedillaOS PROFISSIONAIS ****105.805,58DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 656,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 25.999,90D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS *****26.655,90DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 39.620,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****39.620,00D=OUTRAS DESP. ADMINISTRATIVAS *****66.275,90DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 610,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 98,54D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 606,44D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******1.314,98D=DESPESAS TRIBUTAacuteRIAS ******1.314,98D=DESPESAS ADMINISTRATIVAS ****173.396,46DOUTRAS DESPESASOUTRAS DESPESAS OPERACIONAISOUTRAS DESPESAS OPERACIONAISPERDA DE AJUSTES A VALOR JUSTO - OUTRAS OPERACcedillaOtildeES 26.468.353,49D4-1-3-1-1-03=OUTRAS DESPESAS OPERACIONAIS *26.468.353,49D=OUTRAS DESPESAS OPERACIONAIS *26.468.353,49D=OUTRAS DESPESAS *26.468.353,49D=T o t a l - DESPESAS OPERACIONAIS *26.641.938,95D=T o t a l - DESPESAS *26.641.938,95D

CNPJ: 43.173.214/0001-72Diário :0Folha: 7VITEX ES PARTICIPACOES S.A.(00050)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 35.922.964,17C DESPESAS + CUSTO--------------------> 26.641.938,95D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: ***9.281.025,22====================================================================================================

VITEX ES PARTICIPACOES S.A.
CNPJ: 43.173.214/0001-72
Demonstração do Resultado do Exercício em 31/03/2022 Folha: 8

IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 9.281.025,22 (NOVE MILHÕES, DUZENTOS E OITENTA E UM MIL, VINTE E CINCO REAIS E VINTE E DOIS CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI:07844148748

Assinado de forma digital por GUSTAVO PETROCELLI:07844148748
Dados: 2022.05.02 21:52:02 -03'00'

GUSTAVO PETROCELLI

CONTADOR

CPF: 078.441.487-48 CRC: 101274/O-4

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 2 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX ES ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Financial instruments - debentures As applicable, debentures are measured at amortized cost using the effective interest method. The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the respective period. The effective interest rate is the rate that exactly discounts the expected future cash flows over the estimated life of the financial liability or, where appropriate, a shorter period for the initial recognition of the net carrying amount. ▪ Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve un certainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 3 VITEX MS PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00452/22-03	VALUATION DATE:	March 31st, 2022

APPRAISAL REPORT OF VITEX MS PARTICIPAÇÕES S.A. NET EQUITY, DETERMINED THROUGH ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry No. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, no. 1.355, 6th to 10th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.2 87/0033-32, to proceed with the net equity's appraisal of VITEX MS PARTICIPAÇÕES S.A., hereinafter denominated VITEX MS, headquartered at Avenida João Cabral de Mello Neto, no. 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 43.173.259/0001-47, on March 31st, 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00452/22-03 1

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of VITEX MS, as of March 31st, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law no. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law no. 6,404/76.

VITEX MS's main asset is the investment in a subsidiary, recorded by the equity method, as described in the Attachment 2 of this Appraisal Report. This subsidiary's purpose is to invest in companies that support forest production, participating as a partner or shareholder in other companies, and extracting and selling wood in planted forests, with properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets recognized in the books and, consequently, reflected in VITEX MS's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of VITEX MS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX MS as of March 31st, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX MS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-03 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 3 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of VITEX MS ’ s net equity of R$ 97,157,656,00 ( ninety - seven million, one hundred and fifty - seven thousand, six hundred and fifty - six reais ) , as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, its book equity, assessed under Brazilian accounting practices. Rio d e Janeiro , May 0 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX MS
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-03 4

ATTACHEMENT 1

Folha: 1VITEX MS PARTICIPACOES S.A.(00052)CNPJ : 43.173.259/0001-47Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 307,40D613,69D BANCO ITAUacute S/A1-1-1-1-4-02 ********307,40D ********613,69D =BANCO CONTA MOVIMENTO ********307,40D ********613,69D =BENS NUMERAacuteRIOS ********307,40D ********613,69D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 725.234,27D513.717,46D TITULOS DE RENDA FIXA1-1-2-1-1-01 ****725.234,27D ****513.717,46D =TIacuteTULOS DE RENDA FIXA ****725.234,27D ****513.717,46D =TIacuteTULOS VAL. MOBILIAacuteRIOS ****725.234,27D ****513.717,46D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 656,09D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********656,09D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 4,27D4,17D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 **********4,27D **********4,17D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ********660,36D **********4,17D =IMPOSTOS A RECUPERAR ********660,36D **********4,17D =CONTAS A RECEBER ****726.202,03D ****514.335,32D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 507.233.901,58D582.207.272,45D PARKIA MS PARTICIPACcedillaOtildeES S.A.1-3-1-1-1-48 507.233.901,58D 582.207.272,45D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 507.233.901,58D 582.207.272,45D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 507.233.901,58D 582.207.272,45D =INVESTIMENTOS 507.233.901,58D 582.207.272,45D =T o t a l - NAtildeO CIRCULANTE 507.960.103,61D 582.721.607,77D =T o t a l - ATIVO

Folha: 2VITEX MS PARTICIPACOES S.A.(00052)CNPJ : 43.173.259/0001-47Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 32,88C19,00C PIS A RECOLHER2-1-5-4-1-06 202,35C116,90C COFINS A RECOLHER2-1-5-4-1-07 ********235,23C ********135,90C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********235,23C ********135,90C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********235,23C ********135,90C =OBRIGACcedillaOtildeES FISCAIS ********235,23C ********135,90C =T o t a l - CIRCULANTE NAtildeO CIRCULANTE EMPREacuteSTIMOS E FINANCIAMENTOS NACIONAIS DEBÊNTURES 410.802.212,38C471.264.138,66C CONVERSIacuteVEIS EM ACcedillaOtildeES2-2-2-1-4-01 410.802.212,38C 471.264.138,66C =DEBÊNTURES 410.802.212,38C 471.264.138,66C =NACIONAIS 410.802.212,38C 471.264.138,66C =EMPREacuteSTIMOS E FINANCIAMENTOS 410.802.212,38C 471.264.138,66C =T o t a l - NAtildeO CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 24.360.770,00C24.360.770,00C DE DOMICILIADO NO PAIS2-4-1-1-1-01 *24.360.770,00C *24.360.770,00C =CAPITAL SOCIAL SUBSCRITO *24.360.770,00C *24.360.770,00C =CAPITAL SUBSCRITO *24.360.770,00C *24.360.770,00C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 12.422.764,76C12.422.764,76C RESERVAS DE CAPITAL2-4-2-1-1-01 *12.422.764,76C *12.422.764,76C =RESERVAS DE CAPITAL *12.422.764,76C *12.422.764,76C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 1.547.499,01C1.355.000,02C RESERVA LEGAL2-4-2-2-1-01 **1.547.499,01C **1.355.000,02C =RESERVAS DE LUCROS **1.547.499,01C **1.355.000,02C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 8.113.574,98C5.787.695,18C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 **8.113.574,98C **5.787.695,18C =RESERVAS DE REALIZACcedillaAtildeO

Folha: 3VITEX MS PARTICIPACOES S.A.(00052)CNPJ : 43.173.259/0001-47Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior **8.113.574,98C **5.787.695,18C =RESERVAS DE REALIZACcedillaAtildeO *22.083.838,75C *19.565.459,96C =RESERVAS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 50.713.047,25C67.531.103,25C CTA2-4-5-1-1-01 *50.713.047,25C *67.531.103,25C =AJUSTE ACUMULADO DE CONVERSAtildeO *50.713.047,25C *67.531.103,25C =AJUSTE ACUMULADO DE CONVERSAtildeO *50.713.047,25C *67.531.103,25C =AJUSTE ACUMULADO DE CONVERSAtildeO *97.157.656,00C 111.457.333,21C =T o t a l - PATRIMONIO LIQUIDO 507.960.103,61C 582.721.607,77C =T o t a l - PASSIVO

VITEX M S PARTICIPACOES S.A .. CNPJ : 43.173.259/0001 - 47 Balanço Patrimonial em 31/03 /202 2 Folha: 4 IMPORTA O PRESENTE BALANÇO PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 507.960 ..103,61 (QUINHENTOS E SETE MILHÕ ES, NOVECE NTOS E SESSENTA MIL, CENTO E TRÊ S REAIS E SESSENTA E UM CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA .. RIO DE JANEIRO , 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI: 07844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148 748 Dados: 2022.05.02 22:08:34 -03'00'

CNPJ: 43.173.259/0001-47Diário :0Folha: 5VITEX MS PARTICIPACOES S.A.(00052)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAISRECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXARECEITAS DE APLICACcedillaAtildeO FINANCEIRA 12.476,83C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****12.476,83C=RENDAS TIT. VAL. MOBILIARIOS *****12.476,83COUTRAS RECEITAS FINANCEIRASOUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 0,10C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS **********0,10C=OUTRAS RECEITAS FINANCEIRAS **********0,10C=RECEITAS FINANCEIRAS *****12.476,93CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADASPARKIA MS PARTICIPACcedillaOtildeES S.A. 19.726.112,44C3-1-3-1-1-28=EM CONTROLADAS *19.726.112,44C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO *19.726.112,44C=RES. PARTICIP. SOCIETARIAS *19.726.112,44C=T o t a l - RECEITAS OPERACIONAIS *19.738.589,37C=T o t a l - RECEITAS *19.738.589,37CDESPESASDESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSTARIFAS BANCAacuteRIAS 189,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS ********189,00D=ENCARGOS FINANCEIROS ********189,00D=DESPESAS FINANCEIRAS ********189,00DDESPESAS ADMINISTRATIVAS

CNPJ: 43.173.259/0001-47Diário :0Folha: 6VITEX MS PARTICIPACOES S.A.(00052)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 76.419,95D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 1.800,00D4-1-2-2-1-07AUDITORIA 27.585,63D4-1-2-2-1-08=SERVICcedillaOS ADMINISTRATIVOS ****105.805,58D=SERVICcedillaOS PROFISSIONAIS ****105.805,58DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 656,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 25.634,08D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS *****26.290,08DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 39.620,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****39.620,00D=OUTRAS DESP. ADMINISTRATIVAS *****65.910,08DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESPIS S/ RECEITA FINANCEIRA 81,10D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 499,07D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ********580,17D=DESPESAS TRIBUTAacuteRIAS ********580,17D=DESPESAS ADMINISTRATIVAS ****172.295,83DOUTRAS DESPESASOUTRAS DESPESAS OPERACIONAISOUTRAS DESPESAS OPERACIONAISPERDA DE AJUSTES A VALOR JUSTO - OUTRAS OPERACcedillaOtildeES 15.606.143,27D4-1-3-1-1-03=OUTRAS DESPESAS OPERACIONAIS *15.606.143,27D=OUTRAS DESPESAS OPERACIONAIS *15.606.143,27D=OUTRAS DESPESAS *15.606.143,27DRES. PARTICIP. SOCIETAacuteRIASRES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDOEM CONTROLADASPARKIA MS PARTICIPACcedillaOtildeES S.A. 109.981,52D4-1-4-1-1-58

CNPJ: 43.173.259/0001-47Diário :0Folha: 7VITEX MS PARTICIPACOES S.A.(00052)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício Atual=EM CONTROLADAS ****109.981,52D=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO ****109.981,52D=RES. PARTICIP. SOCIETAacuteRIAS ****109.981,52D=T o t a l - DESPESAS OPERACIONAIS *15.888.609,62D=T o t a l - DESPESAS *15.888.609,62DRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 19.738.589,37C DESPESAS + CUSTO--------------------> 15.888.609,62D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: ***3.849.979,75====================================================================================================

VITEX MS PARTICIPACOES S.A.
CNPJ: 43.173.259/0001-47
Demonstração do Resultado do Exercício em 31/03/2022 Folha: 8

IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 3.849.979,75 (TRÊS MILHÕES, OITOCENTOS E QUARENTA E NOVE MIL, NOVECENTOS E SETENTA E NOVE REAIS E SETENTA E CINCO CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI:07844148748

Assinado de forma digital por GUSTAVO PETROCELLI:07844148748
Dados: 2022.05.02 22:08:49 -03'00'

GUSTAVO PETROCELLI

CONTADOR

CPF: 078.441.487-48 CRC: 101274/O-4

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 3 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX MS ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Financial instruments - debentures As applicable, debentures are measured at amortized cost using the effective interest method. The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the respective period. The effective interest rate is the rate that exactly discounts the expected future cash flows over the estimated life of the financial liability or, where appropriate, a shorter period for the initial recognition of the net carrying amount. ▪ Liabilities They are recognized in the balance sheet when the company has a p resent obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a pr ovision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 4 VITEX SP PARTICIPAÇÕES S.A.

Appraisal Report A P - 0 0 452 / 2 2 - 0 4 1 APPRAISAL REPORT : AP - 0 0 452 / 2 2 - 0 4 VALUATION DATE : March 31 st , 2022 APPRAISAL REPORT OF VITEX SP PARTICIPAÇÕES S.A. NET EQUITY , DETERMINED THROUGH ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6 th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001 - 30, regis tered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O - 9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry No. 89100165 - 5/D (CREA/RJ), registered in the Individual Registration under the n o .. 886.681.937 - 91 and with the Regional Accounting Council of the State of Rio de Janeiro under n o. 118.263/P - 0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6 t h floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, no. 1.355, 6 th to 10 th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under n o. 16.404.2 87/0033 - 32, to proceed with the net equity ’ s appraisal of VITEX SP PARTICIPAÇÕES S.A., hereinafter d enominated VITEX SP , headquartered at Avenida João Cabral de Mello Neto, no. 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under n o. 16.56 3.643/0001 - 83 , on March 31 st , 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

apsis

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of VITEX SP, as of March 31st, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law no. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law no. 6,404/76.

VITEX SP's main asset is the investment in a subsidiary, recorded by the equity method, as described in the Attachment 2 of this Appraisal Report. This subsidiary's purpose is to invest in companies that support forest production, participating as a partner or shareholder in other companies, and extracting and selling wood in planted forests, with properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets recognized in the books and, consequently, reflected in VITEX SP's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of VITEX SP is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX SP as of March 31st, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX SP. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-04 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 4 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of VITEX SP ’ s net equity of R$ 66,507,318.55 ( sixty - six million, five hundred and seven thousand, three hundred and eighteen reais and fifty - five cents ) , as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, its book equity, assessed under Brazilian accounti ng practices. Rio de Janeiro , May 0 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX SP
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-04 4

ATTACHEMENT 1

Folha: 1VITEX SP PARTICIPACOES S.A.(00009)CNPJ : 16.563.643/0001-83Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 480,24D937,07D BANCO ITAUacute S/A1-1-1-1-4-02 ********480,24D ********937,07D =BANCO CONTA MOVIMENTO ********480,24D ********937,07D =BENS NUMERAacuteRIOS ********480,24D ********937,07D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 698.748,54D494.190,87D TITULOS DE RENDA FIXA1-1-2-1-1-01 ****698.748,54D ****494.190,87D =TIacuteTULOS DE RENDA FIXA ****698.748,54D ****494.190,87D =TIacuteTULOS VAL. MOBILIAacuteRIOS ****698.748,54D ****494.190,87D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 868,13D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********868,13D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 454,37D444,23D IRPJ SALDO NEGATIVO - 20201-1-4-6-5-22 231,59D226,12D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 ********685,96D ********670,35D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******1.554,09D ********670,35D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 691,95D1.953,03D PIS A COMPENSAR1-1-4-7-1-01 3.040,45D8.734,40D COFINS A COMPENSAR1-1-4-7-1-02 ******3.732,40D *****10.687,43D =IMPOSTOS A COMPENSAR ******3.732,40D *****10.687,43D =IMPOSTOS A COMPENSAR ******5.286,49D *****11.357,78D =CONTAS A RECEBER DESPESAS ANTECIPADAS DESPESAS ANTECIPADAS DESPESAS ANTECIPADAS 5.626,87D27.645,05D PRÊMIO DE SEGURO1-1-5-1-1-01 ******5.626,87D *****27.645,05D =DESPESAS ANTECIPADAS ******5.626,87D *****27.645,05D =DESPESAS ANTECIPADAS ******5.626,87D *****27.645,05D =DESPESAS ANTECIPADAS ****710.142,14D ****534.130,77D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS

Folha: 2VITEX SP PARTICIPACOES S.A.(00009)CNPJ : 16.563.643/0001-83Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 347.071.242,87D392.218.143,82D PARKIA SP PARTICIPACcedillaOtildeES S.A.1-3-1-1-1-87 347.071.242,87D 392.218.143,82D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 347.071.242,87D 392.218.143,82D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 347.071.242,87D 392.218.143,82D =INVESTIMENTOS 347.071.242,87D 392.218.143,82D =T o t a l - NAtildeO CIRCULANTE 347.781.385,01D 392.752.274,59D =T o t a l - ATIVO

Folha: 3VITEX SP PARTICIPACOES S.A.(00009)CNPJ : 16.563.643/0001-83Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE CONTAS A PAGAR CONTAS A PAGAR OUTROS DEacuteBITOS - EMP ASSOCIADAS 67.677,82C67.677,82C PARKIA SP PARTICIPACcedillaOtildeES S.A.2-1-2-2-3-07 *****67.677,82C *****67.677,82C =OUTROS DEacuteBITOS - EMP ASSOCIADAS *****67.677,82C *****67.677,82C =CONTAS A PAGAR *****67.677,82C *****67.677,82C =CONTAS A PAGAR *****67.677,82C *****67.677,82C =T o t a l - CIRCULANTE NAtildeO CIRCULANTE EMPREacuteSTIMOS E FINANCIAMENTOS NACIONAIS DEBÊNTURES 281.206.388,64C317.575.680,98C CONVERSIacuteVEIS EM ACcedillaOtildeES2-2-2-1-4-01 281.206.388,64C 317.575.680,98C =DEBÊNTURES 281.206.388,64C 317.575.680,98C =NACIONAIS 281.206.388,64C 317.575.680,98C =EMPREacuteSTIMOS E FINANCIAMENTOS 281.206.388,64C 317.575.680,98C =T o t a l - NAtildeO CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 16.443.342,08C16.443.342,08C DE DOMICILIADO NO PAIS2-4-1-1-1-01 *16.443.342,08C *16.443.342,08C =CAPITAL SOCIAL SUBSCRITO *16.443.342,08C *16.443.342,08C =CAPITAL SUBSCRITO *16.443.342,08C *16.443.342,08C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 8.353.363,44C8.353.363,44C RESERVAS DE CAPITAL2-4-2-1-1-01 **8.353.363,44C **8.353.363,44C =RESERVAS DE CAPITAL **8.353.363,44C **8.353.363,44C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 1.093.500,99C902.065,59C RESERVA LEGAL2-4-2-2-1-01 **1.093.500,99C ****902.065,59C =RESERVAS DE LUCROS **1.093.500,99C ****902.065,59C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 5.972.410,74C3.327.583,44C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 **5.972.410,74C **3.327.583,44C =RESERVAS DE REALIZACcedillaAtildeO **5.972.410,74C **3.327.583,44C =RESERVAS DE REALIZACcedillaAtildeO

Folha: 4VITEX SP PARTICIPACOES S.A.(00009)CNPJ : 16.563.643/0001-83Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior *15.419.275,17C *12.583.012,47C =RESERVAS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 34.644.701,30C46.082.561,24C CTA2-4-5-1-1-01 *34.644.701,30C *46.082.561,24C =AJUSTE ACUMULADO DE CONVERSAtildeO *34.644.701,30C *46.082.561,24C =AJUSTE ACUMULADO DE CONVERSAtildeO *34.644.701,30C *46.082.561,24C =AJUSTE ACUMULADO DE CONVERSAtildeO *66.507.318,55C *75.108.915,79C =T o t a l - PATRIMONIO LIQUIDO 347.781.385,01C 392.752.274,59C =T o t a l - PASSIVO

VITEX SP PARTICIPACOES S.A. CNPJ : 16.563.643/0001 - 83 Balanço Patrimonial em 31/03 /202 2 Folha: 5 IMPORTA O PRESENTE BALANÇ O PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 347.781.385,01 (TREZENTOS E QUARENTA E SETE MILH Õ ES, SETECENTOS E OITENTA E UM MIL, TREZENTOS E OITENTA E CINCO REAIS E UM CENTAVO) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA .. RIO DE JANEIRO , 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI:0 7844148748 Assinado de forma digital por GUSTAVO PETROCELLI:0784414874 8 Dados: 2022.05.02 21:25:33 -03'00'

CNPJ: 16.563.643/0001-83Diário :0Folha: 6VITEX SP PARTICIPACOES S.A.(00009)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAISRECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXARECEITAS DE APLICACcedillaAtildeO FINANCEIRA 14.530,23C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****14.530,23C=RENDAS TIT. VAL. MOBILIARIOS *****14.530,23COUTRAS RECEITAS FINANCEIRASOUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 15,61C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS *********15,61C=OUTRAS RECEITAS FINANCEIRAS *********15,61C=RECEITAS FINANCEIRAS *****14.545,84CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADASPARKIA SP PARTICIPACcedillaOtildeES S.A. 19.390.259,27C3-1-3-1-1-57=EM CONTROLADAS *19.390.259,27C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO *19.390.259,27C=RES. PARTICIP. SOCIETARIAS *19.390.259,27C=T o t a l - RECEITAS OPERACIONAIS *19.404.805,11C=T o t a l - RECEITAS *19.404.805,11CDESPESASDESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSTARIFAS BANCAacuteRIAS 10,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS *********10,00D=ENCARGOS FINANCEIROS *********10,00D=DESPESAS FINANCEIRAS *********10,00DDESPESAS ADMINISTRATIVAS

CNPJ: 16.563.643/0001-83Diário :0Folha: 7VITEX SP PARTICIPACOES S.A.(00009)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 76.362,23D4-1-2-2-1-06AUDITORIA 27.585,63D4-1-2-2-1-08Créditos Prescritos - Pis s/ Insumos 1.166,53D4-1-2-2-1-92Créditos Prescritos - Cofins s/ Insumos 5.112,12D4-1-2-2-1-93=SERVICcedillaOS ADMINISTRATIVOS ****110.226,51D=SERVICcedillaOS PROFISSIONAIS ****110.226,51DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 656,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 25.634,08D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS *****26.290,08DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 49.633,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****49.633,00D=OUTRAS DESP. ADMINISTRATIVAS *****75.923,08DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 1.286,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 94,55D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 581,83D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******1.962,38D=DESPESAS TRIBUTAacuteRIAS ******1.962,38DPRÊMIOS DE SEGUROSPRÊMIOS DE SEGUROSDE RISCOS DIVERSOS 22.018,18D4-1-2-6-1-01=PRÊMIOS DE SEGUROS *****22.018,18D=PRÊMIOS DE SEGUROS *****22.018,18D=DESPESAS ADMINISTRATIVAS ****210.130,15DOUTRAS DESPESASOUTRAS DESPESAS OPERACIONAISOUTRAS DESPESAS OPERACIONAISPERDA DE AJUSTES A VALOR JUSTO - OUTRAS OPERACcedillaOtildeES 15.241.703,47D4-1-3-1-1-03=OUTRAS DESPESAS OPERACIONAIS *15.241.703,47D

CNPJ: 16.563.643/0001-83Diário :0Folha: 8VITEX SP PARTICIPACOES S.A.(00009)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício Atual=OUTRAS DESPESAS OPERACIONAIS *15.241.703,47D=OUTRAS DESPESAS *15.241.703,47DRES. PARTICIP. SOCIETAacuteRIASRES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDOEM CONTROLADASPARKIA SP PARTICIPACcedillaOtildeES S.A. 124.253,42D4-1-4-1-1-32=EM CONTROLADAS ****124.253,42D=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO ****124.253,42D=RES. PARTICIP. SOCIETAacuteRIAS ****124.253,42D=T o t a l - DESPESAS OPERACIONAIS *15.576.097,04D=T o t a l - DESPESAS *15.576.097,04DRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 19.404.805,11C DESPESAS + CUSTO--------------------> 15.576.097,04D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: ***3.828.708,07====================================================================================================

VITEX SP PARTICIPACOES S.A. CNPJ : 16.563.643/0001 - 83 Demonstração do Resultado do Exercício em 31/03 /202 2 Folha: 9 IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 3.828.708,07 (TRÊS MILHÕES, OITOCENTOS E VINTE E OITO MIL, SETECENTOS E OITO REAIS E SETE CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA .. RIO DE JANEIRO, 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI:0 7844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148748 Dados: 2022.05.02 21:25:49 -03'00'

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 4 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX SP ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Financial instruments - debentures As applicable, debentures are measured at amortized cost using the effective interest method. The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the respective period. The effective interest rate is the rate that exactly discounts the expected future cash flows over the estimated life of the financial liability or, where appropriate, a shorter period for the initial recognition of the net carrying amount. ▪ Liabilities They are recognized in the balance sheet when the company has a p resent obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a pr ovision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 5 PARKIA BA PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00452/22-05	VALUATION DATE:	March 31st, 2022

APPRAISAL REPORT OF PARKIA BA PARTICIPAÇÕES S.A. NET EQUITY, DETERMINED THROUGH ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, nº 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under nº 08.681.365/0001 -30, registered with the Regional Accounting Council of Rio de Janeiro under nº 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry No. 89100165-5/D (CREA /RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, nº 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, nº 1.355, 6th to 10th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under No. 16.404.2 87/0033-32, to proceed with the net equity's appraisal of PARKIA BA PARTICIPAÇÕES S.A., hereinafter denominated PARKIA BA, headquartered at Avenida João Cabral de Mello Neto, nº 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under No. 42.108.507/0001-03, on March 31, 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00452/22-05 1

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of PARKIA BA, as of March 31, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law No. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law No. 6,404/76.

PARKIA BA's main asset is the investment in a subsidiary, recorded by the equity method, as described in Attachment 2 of this Appraisal Report, which has the purpose of carrying out activities to support forest production, extraction and sale of wood in planted forests. The subsidiary had its properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets being recognized in the books and, consequently, reflected in PARKIA BA's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of PARKIA BA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA BA as of March 31, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA BA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-05 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 5 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of PARKIA BA 's net equity of R$ 913,104,378.61 ( nine hundred and thir teen million, one hundred and four thousand, three hundred and seventy - eight reais and sixty - one cents ) , as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, its book equity, assessed under Brazilian accounting practices. Rio de Janeiro , May 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA BA
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, nº 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-05 4

ATTACHEMENT 1

Folha: 1PARKIA BA PARTICIPACOES S.A.(00042)CNPJ : 42.108.507/0001-03Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 238,40D454,61D BANCO ITAUacute S/A1-1-1-1-4-02 ********238,40D ********454,61D =BANCO CONTA MOVIMENTO ********238,40D ********454,61D =BENS NUMERAacuteRIOS ********238,40D ********454,61D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 600.176,68D710.431,87D TITULOS DE RENDA FIXA1-1-2-1-1-01 ****600.176,68D ****710.431,87D =TIacuteTULOS DE RENDA FIXA ****600.176,68D ****710.431,87D =TIacuteTULOS VAL. MOBILIAacuteRIOS ****600.176,68D ****710.431,87D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 771,96D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********771,96D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 1.100,96D1.074,94D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 147,85D144,36D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ******1.248,81D ******1.219,30D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******2.020,77D ******1.219,30D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 0,00D2,66D PIS A COMPENSAR1-1-4-7-1-01 **********0,00D **********2,66D =IMPOSTOS A COMPENSAR **********0,00D **********2,66D =IMPOSTOS A COMPENSAR ******2.020,77D ******1.221,96D =CONTAS A RECEBER ****602.435,85D ****712.108,44D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 581.465.626,63D699.866.187,14D GARACUI COMERCIAL S.A.1-3-1-1-1-02 331.037.107,58D342.661.777,32D FAIR VALUE - GARACUI COMERCIAL S.A.1-3-1-1-1-06 912.502.734,21D 1.042.527.964,46D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 912.502.734,21D 1.042.527.964,46D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 912.502.734,21D 1.042.527.964,46D =INVESTIMENTOS 912.502.734,21D 1.042.527.964,46D =T o t a l - NAtildeO CIRCULANTE

PARKIA BA PARTICIPACOES S.A.(00042)
CNPJ : 42.108.507/0001-03
Balanço Patrimonial Encerrado em 31/03/2022
Folha: 2

Descrição	Classificação	Exercício Anterior	Exercício Atual
=T o t a l - ATIVO		1.043.240.072,90D	913.105.170,06D

Folha: 3PARKIA BA PARTICIPACOES S.A.(00042)CNPJ : 42.108.507/0001-03Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 145,71C0,00C IRRF A RECOLHER2-1-5-4-1-01 451,70C0,00C PIS/COFINS/CSLL A RECOLHER2-1-5-4-1-02 27,12C0,00C PIS A RECOLHER2-1-5-4-1-06 166,92C87,73C COFINS A RECOLHER2-1-5-4-1-07 ********791,45C *********87,73C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********791,45C *********87,73C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********791,45C *********87,73C =OBRIGACcedillaOtildeES FISCAIS ********791,45C *********87,73C =T o t a l - CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 244.986.862,17C244.986.862,17C DE DOMICILIADO NO PAIS2-4-1-1-1-01 244.986.862,17C 244.986.862,17C =CAPITAL SOCIAL SUBSCRITO 244.986.862,17C 244.986.862,17C =CAPITAL SUBSCRITO 244.986.862,17C 244.986.862,17C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 88.061.692,65C88.061.692,65C RESERVAS DE CAPITAL2-4-2-1-1-01 *88.061.692,65C *88.061.692,65C =RESERVAS DE CAPITAL *88.061.692,65C *88.061.692,65C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 14.385.196,56C12.309.457,21C RESERVA LEGAL2-4-2-2-1-01 *14.385.196,56C *12.309.457,21C =RESERVAS DE LUCROS *14.385.196,56C *12.309.457,21C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 43.423.085,43C18.594.778,95C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 *43.423.085,43C *18.594.778,95C =RESERVAS DE REALIZACcedillaAtildeO *43.423.085,43C *18.594.778,95C =RESERVAS DE REALIZACcedillaAtildeO 145.869.974,64C 118.965.928,81C =RESERVAS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 522.247.541,80C679.287.194,19C CTA2-4-5-1-1-01 522.247.541,80C 679.287.194,19C =AJUSTE ACUMULADO DE CONVERSAtildeO

Folha: 4PARKIA BA PARTICIPACOES S.A.(00042)CNPJ : 42.108.507/0001-03Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior 522.247.541,80C 679.287.194,19C =AJUSTE ACUMULADO DE CONVERSAtildeO 522.247.541,80C 679.287.194,19C =AJUSTE ACUMULADO DE CONVERSAtildeO 913.104.378,61C 1.043.239.985,17C =T o t a l - PATRIMONIO LIQUIDO 913.105.170,06C 1.043.240.072,90C =T o t a l - PASSIVO

PARKIA BA PARTICIPACOES S.A. CNPJ : 42.108.507/0001 - 03 Balanço Patrimonial em 31/03 /202 2 Folha: 5 IMPORTA O PRESENTE BALANÇO PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 913.105. 170,06 (NOVECENTOS E TREZE MILHÕ ES, CENTO E CINCO MIL, CENTO E SETENTA REAIS E SEIS CENTAVOS) DE ACORDO COM A DOCU MENTAÇÃO QUE NOS FOI APRESENTADA .. RIO DE JANEIRO , 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI:07844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148748 Dados: 2022.05.02 19:37:04 -03'00'

CNPJ: 42.108.507/0001-03Diário :0Folha: 6PARKIA BA PARTICIPACOES S.A.(00042)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAISRECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXARECEITAS DE APLICACcedillaAtildeO FINANCEIRA 11.119,88C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****11.119,88C=RENDAS TIT. VAL. MOBILIARIOS *****11.119,88COUTRAS RECEITAS FINANCEIRASOUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 29,51C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS *********29,51C=OUTRAS RECEITAS FINANCEIRAS *********29,51C=RECEITAS FINANCEIRAS *****11.149,39CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADASGARACUIacute COMERCIAL S.A. 35.621.212,58C3-1-3-1-1-60FAIR VALUE 5.993.209,56C3-1-3-1-1-63=EM CONTROLADAS *41.614.422,14C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO *41.614.422,14C=RES. PARTICIP. SOCIETARIAS *41.614.422,14C=T o t a l - RECEITAS OPERACIONAIS *41.625.571,53C=T o t a l - RECEITAS *41.625.571,53CDESPESASDESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSTARIFAS BANCAacuteRIAS 2,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS **********2,00D=ENCARGOS FINANCEIROS **********2,00D=DESPESAS FINANCEIRAS **********2,00D

CNPJ: 42.108.507/0001-03Diário :0Folha: 7PARKIA BA PARTICIPACOES S.A.(00042)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 51.706,28D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 1.800,00D4-1-2-2-1-07ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09=SERVICcedillaOS ADMINISTRATIVOS *****68.520,86D=SERVICcedillaOS PROFISSIONAIS *****68.520,86DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 194,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 1.463,26D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS ******1.657,26DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 38.800,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****38.800,00D=OUTRAS DESP. ADMINISTRATIVAS *****40.457,26DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 1.286,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 72,46D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 445,97D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******1.804,43D=DESPESAS TRIBUTAacuteRIAS ******1.804,43D=DESPESAS ADMINISTRATIVAS ****110.782,55D=T o t a l - DESPESAS OPERACIONAIS ****110.784,55D=T o t a l - DESPESAS ****110.784,55DRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 41.625.571,53C DESPESAS + CUSTO--------------------> 110.784,55D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: **41.514.786,98====================================================================================================

PARKIA BA PARTICIPACOES S.A. CNPJ : 42.108.507/0001 - 03 Demonstração do Resultado do Exercício em 31/03 /202 2 Folha: 8 IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 41.514.786,98 (QUARENTA E UM MILHÕES, QUINHENTOS E QUATORZE MIL, SETECENTOS E OITENTA E SEIS REAIS E NOVENTA E OITO CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA .. RIO DE JANEIRO, 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI:0 7844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148748 Dados: 2022.05.02 19:37:26 -03'00'

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 5 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA BA ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve un certainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 6 PARKIA ES PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00452/22-06	VALUATION DATE:	March 31st, 2022

APPRAISAL REPORT OF PARKIA ES PARTICIPAÇÕES S.A. NET EQUITY, DETERMINED THROUGH ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001 -30, registered with the Regional Accounting Council of Rio de Janeiro under nº 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA /RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, no. 1.355, 6th to 10th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.2 87/0033-32, to proceed with the net equity's appraisal of PARKIA ES PARTICIPAÇÕES S.A., hereinafter denominated PARKIA ES, headquartered at Avenida João Cabral de Mello Neto, nº 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 42.566.097/0001-44, on March 31st, 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00452/22-06 1

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of PARKIA ES, as of March 31st, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law No. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law No. 6,404/76.

PARKIA ES's main asset is the investment in a subsidiary, recorded by the equity method, as described in Attachment 2 of this Appraisal Report, which has the purpose of carrying out activities to support forest production, extraction and sale of wood in planted forests. The subsidiary had its properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets being recognized in the books and, consequently, reflected in PARKIA ES's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of PARKIA ES is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA ES as of March 31, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA ES. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-06 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 6 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of PARKIA ES 's net equity of R$ 632,056,783.81 ( six hundred and thir t y - two million, fifty - six thousand, seven hundred and eighty - three reais and eighty - one cents ) , as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, its book equity, assessed under Brazilian accounting practices. Rio de Janeiro , May 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA ES
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, nº 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-06 4

ATTACHEMENT 1

Folha: 1PARKIA ES PARTICIPACOES S.A(00044)CNPJ : 42.566.097/0001-44Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 179,09D366,98D BANCO ITAUacute S/A1-1-1-1-4-02 ********179,09D ********366,98D =BANCO CONTA MOVIMENTO ********179,09D ********366,98D =BENS NUMERAacuteRIOS ********179,09D ********366,98D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 126.993,71D204.314,68D TITULOS DE RENDA FIXA1-1-2-1-1-01 ****126.993,71D ****204.314,68D =TIacuteTULOS DE RENDA FIXA ****126.993,71D ****204.314,68D =TIacuteTULOS VAL. MOBILIAacuteRIOS ****126.993,71D ****204.314,68D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 321,34D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********321,34D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 704,49D687,84D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 93,67D91,45D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********798,16D ********779,29D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******1.119,50D ********779,29D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 20,67D39,01D PIS A COMPENSAR1-1-4-7-1-01 62,69D175,57D COFINS A COMPENSAR1-1-4-7-1-02 *********83,36D ********214,58D =IMPOSTOS A COMPENSAR *********83,36D ********214,58D =IMPOSTOS A COMPENSAR ******1.202,86D ********993,87D =CONTAS A RECEBER ****128.375,66D ****205.675,53D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 277.935.985,16D341.835.624,09D CLARAIBA COMERCIAL S.A.1-3-1-1-1-04 353.993.020,40D365.335.148,61D FAIR VALUE - CLARAIBA COMERCIAL S.A.1-3-1-1-1-08 631.929.005,56D 707.170.772,70D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 631.929.005,56D 707.170.772,70D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 631.929.005,56D 707.170.772,70D =INVESTIMENTOS

Folha: 2PARKIA ES PARTICIPACOES S.A(00044)CNPJ : 42.566.097/0001-44Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior 631.929.005,56D 707.170.772,70D =T o t a l - NAtildeO CIRCULANTE 632.057.381,22D 707.376.448,23D =T o t a l - ATIVO

Folha: 3PARKIA ES PARTICIPACOES S.A(00044)CNPJ : 42.566.097/0001-44Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 145,71C0,00C IRRF A RECOLHER2-1-5-4-1-01 451,70C0,00C PIS/COFINS/CSLL A RECOLHER2-1-5-4-1-02 ********597,41C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********597,41C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********597,41C **********0,00C =OBRIGACcedillaOtildeES FISCAIS ********597,41C **********0,00C =T o t a l - CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 175.381.040,95C175.381.040,95C DE DOMICILIADO NO PAIS2-4-1-1-1-01 175.381.040,95C 175.381.040,95C =CAPITAL SOCIAL SUBSCRITO 175.381.040,95C 175.381.040,95C =CAPITAL SUBSCRITO 175.381.040,95C 175.381.040,95C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 53.603.361,62C67.682.008,83C RESERVAS DE CAPITAL2-4-2-1-1-01 *53.603.361,62C *67.682.008,83C =RESERVAS DE CAPITAL *53.603.361,62C *67.682.008,83C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 1.286.718,04C0,00C RESERVA LEGAL2-4-2-2-1-01 **1.286.718,04C **********0,00C =RESERVAS DE LUCROS **1.286.718,04C **********0,00C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 24.447.642,86C0,00C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 *24.447.642,86C **********0,00C =RESERVAS DE REALIZACcedillaAtildeO *24.447.642,86C **********0,00C =RESERVAS DE REALIZACcedillaAtildeO *79.337.722,52C *67.682.008,83C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 0,00D22.142.709,96D PREJUIacuteZOS ACUMULADOS2-4-3-1-1-02 **********0,00C *22.142.709,96D =LUCROS/PREJUIacuteZOS ACUMULADOS **********0,00C *22.142.709,96D =LUCROS/PREJUIacuteZOS ACUMULADOS **********0,00C *22.142.709,96D =LUCROS/PREJUIZOS ACUMULADOS

Folha: 4PARKIA ES PARTICIPACOES S.A(00044)CNPJ : 42.566.097/0001-44Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 377.338.020,34C486.456.108,41C CTA2-4-5-1-1-01 377.338.020,34C 486.456.108,41C =AJUSTE ACUMULADO DE CONVERSAtildeO 377.338.020,34C 486.456.108,41C =AJUSTE ACUMULADO DE CONVERSAtildeO 377.338.020,34C 486.456.108,41C =AJUSTE ACUMULADO DE CONVERSAtildeO 632.056.783,81C 707.376.448,23C =T o t a l - PATRIMONIO LIQUIDO 632.057.381,22C 707.376.448,23C =T o t a l - PASSIVO

PARKIA ES PARTICIPACOES S.A.
CNPJ: 42.566.097/0001-44
Balanço Patrimonial em 31/03/2022 Folha: 5

IMPORTA O PRESENTE BALANÇO PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 632.057.381,22 (SEISCENTOS E TRINTA E DOIS MILHÕES, CINQUENTA E SETE MIL, TREZENTOS E OITENTA E UM REAIS E VINTE E DOIS CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI:07844148748

Assinado de forma digital por GUSTAVO PETROCELLI:07844148748
Dados: 2022.05.02 20:19:48 -03'00'

GUSTAVO PETROCELLI

CONTADOR

CPF: 078.441.487-48 CRC: 101274/O-4

PARKIA ES PARTICIPACOES S.A(00044)
CNPJ: 42.566.097/0001-44
Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022 Diário :0 Folha: 6

Descrição	Classificação	Exercício Atual
RECEITAS		
RECEITAS OPERACIONAIS		
RECEITAS FINANCEIRAS		
RENDAS TIT. VAL. MOBILIARIOS		
TITULOS DE RENDA FIXA		
RECEITAS DE APLICAÇÃO FINANCEIRA	3-1-1-1-1-02	2.803,29C
=TITULOS DE RENDA FIXA		******2.803,29C
=RENDAS TIT. VAL. MOBILIARIOS		******2.803,29C
OUTRAS RECEITAS FINANCEIRAS		
OUTRAS RECEITAS FINANCEIRAS		
ATUALIZAÇÃO MONETÁRIA - TAXA SELIC	3-1-1-5-1-01	18,87C
=OUTRAS RECEITAS FINANCEIRAS		*********18,87C
=OUTRAS RECEITAS FINANCEIRAS		*********18,87C
=RECEITAS FINANCEIRAS		******2.822,16C
RES. PARTICIP. SOCIETARIAS		
RES. AVALIAÇÃO P/ PAT. LIQUIDO		
EM CONTROLADAS		
CLARAIBA COMERCIAL S.A.	3-1-3-1-1-62	55.475.451,70C
FAIR VALUE	3-1-3-1-1-63	7.499.130,77D
=EM CONTROLADAS		*47.976.320,93C
=RES. AVALIAÇÃO P/ PAT. LIQUIDO		*47.976.320,93C
=RES. PARTICIP. SOCIETARIAS		*47.976.320,93C
=T o t a l - RECEITAS OPERACIONAIS		*47.979.143,09C
=T o t a l - RECEITAS		*47.979.143,09C
DESPESAS		
DESPESAS OPERACIONAIS		
DESPESAS FINANCEIRAS		
ENCARGOS FINANCEIROS		
ENCARGOS FINANCEIROS		
TARIFAS BANCÁRIAS	4-1-1-1-1-05	2,00D
=ENCARGOS FINANCEIROS		**********2,00D
=ENCARGOS FINANCEIROS		**********2,00D
=DESPESAS FINANCEIRAS		**********2,00D

CNPJ: 42.566.097/0001-44Diário :0Folha: 7PARKIA ES PARTICIPACOES S.A(00044)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 43.381,17D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 1.800,00D4-1-2-2-1-07ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09=SERVICcedillaOS ADMINISTRATIVOS *****60.195,75D=SERVICcedillaOS PROFISSIONAIS *****60.195,75DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 194,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 1.463,26D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS ******1.657,26DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 38.800,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****38.800,00D=OUTRAS DESP. ADMINISTRATIVAS *****40.457,26DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 1.286,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 18,34D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 112,88D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******1.417,22D=DESPESAS TRIBUTAacuteRIAS ******1.417,22D=DESPESAS ADMINISTRATIVAS ****102.070,23D=T o t a l - DESPESAS OPERACIONAIS ****102.072,23D=T o t a l - DESPESAS ****102.072,23DRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 47.979.143,09C DESPESAS + CUSTO--------------------> 102.072,23D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: **47.877.070,86====================================================================================================

PARKIA ES PARTICIPACOES S.A. CNPJ : 42.566.097/0001 - 44 Demonstração do Resultado do Exercício em 31/03 /202 2 Folha: 8 IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 47.877.070,86 (QUARENTA E SETE MILHÕES, OITOCENTOS E SETENTA E SETE MIL E SETENTA REAIS E OITENTA E SEIS CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA RIO DE JANEIRO, 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI:0 7844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148748 Dados: 2022.05.02 20:20:11 -03'00'

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 6 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA ES ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve un certainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 7 PARKIA MS PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00452/22-07	VALUATION DATE:	March 31st, 2022

APPRAISAL REPORT OF PARKIA MS PARTICIPAÇÕES S.A. NET EQUITY, DETERMINED THROUGH ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under No. 08.681.365/0001 -30, registered with the Regional Accounting Council of Rio de Janeiro under No. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry No. 89100165-5/D (CREA /RJ), registered in the Individual Registration under the No. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under No. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, No. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, No. 1.355, 6th to 10th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under No. 16.404.2 87/0033-32, to proceed with the net equity's appraisal of PARKIA MS PARTICIPAÇÕES S.A., hereinafter denominated PARKIA MS, headquartered at Avenida João Cabral de Mello Neto, No. 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under No. 42.566.153/0001-40, on March 31st, 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00452/22-07 1

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of PARKIA MS, as of March 31st, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law No. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law No. 6,404/76.

PARKIA MS's main asset is the investment in a subsidiary, recorded by the equity method, as described in Attachment 2 of this Appraisal Report, which has the purpose of carrying out activities to support forest production, extraction and sale of wood in planted forests. The subsidiary had its properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets being recognized in the books and, consequently, reflected in PARKIA MS's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of PARKIA MS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA MS as of March 31st, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA MS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-07 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 7 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of PARKIA MS 's net equity of R$ 676,311,868.78 ( six hundred and seventy - six million, three hundred and eleven thousand, eight hundred and sixty - eight reais and seventy - eight cents ) , as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, its book equity, assessed under Brazilian accounting practices. Rio de Janeiro , May 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA MS
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, nº 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-07 4

ATTACHEMENT 1

Folha: 1PARKIA MS PARTICIPACOES S.A(00046)CNPJ : 42.566.153/0001-40Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 132,75D19,54D BANCO ITAUacute S/A1-1-1-1-4-02 ********132,75D *********19,54D =BANCO CONTA MOVIMENTO ********132,75D *********19,54D =BENS NUMERAacuteRIOS ********132,75D *********19,54D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 105.265,07D204.220,63D TITULOS DE RENDA FIXA1-1-2-1-1-01 ****105.265,07D ****204.220,63D =TIacuteTULOS DE RENDA FIXA ****105.265,07D ****204.220,63D =TIacuteTULOS VAL. MOBILIAacuteRIOS ****105.265,07D ****204.220,63D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA OUTROS CREacuteDITOS OUTROS CREDITOS OUTROS CREDITOS - EMP ASSOCIADAS 14.091,18D0,00D PARKIA SP PARTICIPACcedillaOtildeES S.A.1-1-3-4-1-49 *****14.091,18D **********0,00D =OUTROS CREDITOS - EMP ASSOCIADAS *****14.091,18D **********0,00D =OUTROS CREDITOS *****14.091,18D **********0,00D =OUTROS CREacuteDITOS CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 405,25D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********405,25D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 360,65D352,13D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 46,64D45,54D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********407,29D ********397,67D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ********812,54D ********397,67D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 29,82D46,47D PIS A COMPENSAR1-1-4-7-1-01 97,67D200,16D COFINS A COMPENSAR1-1-4-7-1-02 ********127,49D ********246,63D =IMPOSTOS A COMPENSAR ********127,49D ********246,63D =IMPOSTOS A COMPENSAR ********940,03D ********644,30D =CONTAS A RECEBER ****120.429,03D ****204.884,47D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS

PARKIA MS PARTICIPACOES S.A(00046)
CNPJ : 42.566.153/0001-40
Balanço Patrimonial Encerrado em 31/03/2022 Folha: 2

Descrição	Classificação	Exercício Anterior	Exercício Atual
SOCIEDADES CONTROLADAS - C. CORRIGIDO			
SOCIEDADES CONTROLADAS - C. CORRIGIDO			
DUAS MARIAS COMERCIAL S.A.	1-3-1-1-1-03	286.586.299,29D	234.774.632,34D
FAIR VALUE - DUAS MARIAS COMERCIAL S.A.	1-3-1-1-1-07	489.485.179,48D	441.417.404,82D
=SOCIEDADES CONTROLADAS - C. CORRIGIDO		776.071.478,77D	676.192.037,16D
=SOCIEDADES CONTROLADAS - C. CORRIGIDO		776.071.478,77D	676.192.037,16D
=INVESTIMENTOS		776.071.478,77D	676.192.037,16D
=T o t a l - NÃO CIRCULANTE		776.071.478,77D	676.192.037,16D
=T o t a l - ATIVO		776.276.363,24D	676.312.466,19D

Folha: 3PARKIA MS PARTICIPACOES S.A(00046)CNPJ : 42.566.153/0001-40Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 145,71C0,00C IRRF A RECOLHER2-1-5-4-1-01 451,70C0,00C PIS/COFINS/CSLL A RECOLHER2-1-5-4-1-02 ********597,41C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********597,41C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ********597,41C **********0,00C =OBRIGACcedillaOtildeES FISCAIS ********597,41C **********0,00C =T o t a l - CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 169.817.783,80C169.817.783,80C DE DOMICILIADO NO PAIS2-4-1-1-1-01 169.817.783,80C 169.817.783,80C =CAPITAL SOCIAL SUBSCRITO 169.817.783,80C 169.817.783,80C =CAPITAL SUBSCRITO 169.817.783,80C 169.817.783,80C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 71.848.173,64C71.848.173,64C RESERVAS DE CAPITAL2-4-2-1-1-01 *71.848.173,64C *71.848.173,64C =RESERVAS DE CAPITAL *71.848.173,64C *71.848.173,64C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 11.524.621,52C10.216.879,46C RESERVA LEGAL2-4-2-2-1-01 *11.524.621,52C *10.216.879,46C =RESERVAS DE LUCROS *11.524.621,52C *10.216.879,46C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 68.435.534,73C53.366.641,28C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 *68.435.534,73C *53.366.641,28C =RESERVAS DE REALIZACcedillaAtildeO *68.435.534,73C *53.366.641,28C =RESERVAS DE REALIZACcedillaAtildeO 151.808.329,89C 135.431.694,38C =RESERVAS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 354.685.755,09C471.026.885,06C CTA2-4-5-1-1-01 354.685.755,09C 471.026.885,06C =AJUSTE ACUMULADO DE CONVERSAtildeO 354.685.755,09C 471.026.885,06C =AJUSTE ACUMULADO DE CONVERSAtildeO 354.685.755,09C 471.026.885,06C =AJUSTE ACUMULADO DE CONVERSAtildeO

PARKIA MS PARTICIPACOES S.A(00046)
CNPJ : 42.566.153/0001-40
Balanço Patrimonial Encerrado em 31/03/2022
Folha: 4

Descrição	Classificação	Exercício Anterior	Exercício Atual
=T o t a l - PATRIMONIO LIQUIDO		776.276.363,24C	676.311.868,78C
=T o t a l - PASSIVO		776.276.363,24C	676.312.466,19C

PARKIA M S PARTICIPACOES S.A. CNPJ : 42.566.153/0001 - 40 Balanço Patrimonial em 31/03 /202 2 Folha: 5 IMPORTA O PRESENTE BALANÇO PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 676.312.466,19 (SEISCENTOS E SETENTA E SEIS MILHÕ ES, TREZENTOS E DOZE MIL, QUATROCENTOS E SESSENTA E SEIS REAIS E DEZENOVE CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA .. RIO DE JANEIRO , 31 DE MARÇO DE 202 2 .. ______________________________ GUSTAVO PETROCELLI CONTADOR CPF: 078.441.487 - 48 CRC: 101274/O - 4 GUSTAVO PETROCELLI:0 7844148748 Assinado de forma digital por GUSTAVO PETROCELLI:07844148748 Dados: 2022.05.02 20:39:05 -03'00'

PARKIA MS PARTICIPACOES S.A(00046)
CNPJ: 42.566.153/0001-40
Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022 Diário :0 Folha: 6

Descrição	Classificação	Exercício Atual
RECEITAS		
RECEITAS OPERACIONAIS		
RECEITAS FINANCEIRAS		
RENDAS TIT. VAL. MOBILIARIOS		
TITULOS DE RENDA FIXA		
RECEITAS DE APLICAÇÃO FINANCEIRA	3-1-1-1-1-02	2.552,69C
=TITULOS DE RENDA FIXA		******2.552,69C
=RENDAS TIT. VAL. MOBILIARIOS		******2.552,69C
OUTRAS RECEITAS FINANCEIRAS		
OUTRAS RECEITAS FINANCEIRAS		
ATUALIZAÇÃO MONETÁRIA - TAXA SELIC	3-1-1-5-1-01	9,62C
=OUTRAS RECEITAS FINANCEIRAS		**********9,62C
=OUTRAS RECEITAS FINANCEIRAS		**********9,62C
=RECEITAS FINANCEIRAS		******2.562,31C
RES. PARTICIP. SOCIETARIAS		
RES. AVALIAÇÃO P/ PAT. LIQUIDO		
EM CONTROLADAS		
DUAS MARIAS COMERCIAL S.A.	3-1-3-1-1-61	3.639.095,01C
FAIR VALUE	3-1-3-1-1-63	22.976.293,28C
=EM CONTROLADAS		*26.615.388,29C
=RES. AVALIAÇÃO P/ PAT. LIQUIDO		*26.615.388,29C
=RES. PARTICIP. SOCIETARIAS		*26.615.388,29C
=T o t a l - RECEITAS OPERACIONAIS		*26.617.950,60C
=T o t a l - RECEITAS		*26.617.950,60C
DESPESAS		
DESPESAS OPERACIONAIS		
DESPESAS FINANCEIRAS		
ENCARGOS FINANCEIROS		
ENCARGOS FINANCEIROS		
TARIFAS BANCÁRIAS	4-1-1-1-1-05	2,00D
=ENCARGOS FINANCEIROS		**********2,00D
=ENCARGOS FINANCEIROS		**********2,00D
=DESPESAS FINANCEIRAS		**********2,00D

CNPJ: 42.566.153/0001-40Diário :0Folha: 7PARKIA MS PARTICIPACOES S.A(00046)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 51.706,28D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 1.800,00D4-1-2-2-1-07ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09=SERVICcedillaOS ADMINISTRATIVOS *****68.520,86D=SERVICcedillaOS PROFISSIONAIS *****68.520,86DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 194,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 1.097,44D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS ******1.291,44DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 38.800,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****38.800,00D=OUTRAS DESP. ADMINISTRATIVAS *****40.091,44DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 676,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 16,65D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 102,49D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ********795,14D=DESPESAS TRIBUTAacuteRIAS ********795,14D=DESPESAS ADMINISTRATIVAS ****109.407,44DRES. PARTICIP. SOCIETAacuteRIASRES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDOEM CONTROLADASDUAS MARIAS COMERCIAL S.A. 353.699,93D4-1-4-1-1-61=EM CONTROLADAS ****353.699,93D=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO ****353.699,93D=RES. PARTICIP. SOCIETAacuteRIAS ****353.699,93D=T o t a l - DESPESAS OPERACIONAIS ****463.109,37D

CNPJ: 42.566.153/0001-40Diário :0Folha: 8PARKIA MS PARTICIPACOES S.A(00046)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício Atual=T o t a l - DESPESAS ****463.109,37DRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 26.617.950,60C DESPESAS + CUSTO--------------------> 463.109,37D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: **26.154.841,23====================================================================================================

PARKIA MS PARTICIPACOES S.A.
CNPJ: 42.566.153/0001-40
Demonstração do Resultado do Exercício em 31/03/2022 Folha: 9

IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 26.154.841,23 (VINTE E SEIS MILHÕES, CENTO E CINQUENTA E QUATRO MIL, OITOCENTOS E QUARENTA E UM REAIS E VINTE E TRÊS CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI:07844148748

Assinado de forma digital por GUSTAVO PETROCELLI:07844148748
Dados: 2022.05.02 20:39:19 -03'00'

GUSTAVO PETROCELLI

CONTADOR

CPF: 078.441.487-48 CRC: 101274/O-4

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 7 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA MS ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve un certainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

APPRAISAL REPORT AP - 0 0 452 /2 2 - 0 8 PARKIA SP PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00452/22-08	VALUATION DATE:	March 31st, 2022

APPRAISAL REPORT OF PARKIA SP PARTICIPAÇÕES S.A. NET EQUITY, DETERMINED THROUGH ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under No. 08.681.365/0001 -30, registered with the Regional Accounting Council of Rio de Janeiro under No. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry No. 89100165-5/D (CREA /RJ), registered in the Individual Registration under the No. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, No. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, headquartered at Avenida Brigadeiro Faria Lima, No. 1.355, 6th to 10th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under No. 16.404.2 87/0033-32, to proceed with the net equity's appraisal of PARKIA SP PARTICIPAÇÕES S.A., hereinafter denominated PARKIA SP, headquartered at Avenida João Cabral de Mello Neto, No. 850, Bloco 02, Sala 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under No. 16.563.671/0001-09, on March 31st, 2022, under accounting practices in Brazil, including those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00452/22-08 1

1. PURPOSE OF APPRAISAL

The assessment of the shareholders' equity of PARKIA SP, as of March 31st, 2022, aims to determine the book value according to paragraph 1 of Article 256 of Law No. 6,404/76, which requires that the proposal or contract of purchase is accompanied by an appraisal report, in compliance with the provisions of Article 8 of Law No. 6,404/76.

PARKIA SP's main asset is the investment in a subsidiary, recorded by the equity method, as described in Attachment 2 of this Appraisal Report, which has the purpose of carrying out activities to support forest production, extraction and sale of wood in planted forests. The subsidiary had its properties valued at fair value using the projected cash flow method, with adjustments to fair values of these assets being recognized in the books and, consequently, reflected in PARKIA SP's shareholders' equity.

2. MANAGEMENT'S RESPONSIBILITY ABOUT THE ACCOUNTING INFORMATION

The management of PARKIA SP is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA SP as of March 31st, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements, as well as planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including the assessment of the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA SP. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00452/22-08 2

Appraisal Report A P - 0 0 452 / 2 2 - 0 8 3 4. CONCLUSION Based on the work carried out, we concluded that the book value of PARKIA S 's net equity of R$ 462,761,657.11 ( four hundred and s ix ty - two million, seven hundred and sixty - one thousand, six hundred and fifty - seven reais and eleven cents ) , as stated in its balance sheet on March 31 st , 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, its book equity, assessed under Brazilian accounting practices. Rio de Janeiro , May 5 th , 2022 .. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ - 005112/O - 9 LUIZ PAULO CESAR SILVEIRA Vice - President Accountant (CRC/RJ - 118 .. 263/P - 0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA SP
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, nº 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00452/22-08 4

ATTACHEMENT 1

Folha: 1PARKIA SP PARTICIPACOES S.A.(00010)CNPJ : 16.563.671/0001-09Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 540,70D14,84D BANCO ITAUacute S/A1-1-1-1-4-02 ********540,70D *********14,84D =BANCO CONTA MOVIMENTO ********540,70D *********14,84D =BENS NUMERAacuteRIOS ********540,70D *********14,84D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 83.074,42D198.441,06D TITULOS DE RENDA FIXA1-1-2-1-1-01 *****83.074,42D ****198.441,06D =TIacuteTULOS DE RENDA FIXA *****83.074,42D ****198.441,06D =TIacuteTULOS VAL. MOBILIAacuteRIOS *****83.074,42D ****198.441,06D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA OUTROS CREacuteDITOS OUTROS CREDITOS OUTROS CREDITOS - EMP ASSOCIADAS 67.677,82D67.677,82D VITEX SP PARTICIPACcedillaOtildeES S.A.1-1-3-4-1-18 *****67.677,82D *****67.677,82D =OUTROS CREDITOS - EMP ASSOCIADAS *****67.677,82D *****67.677,82D =OUTROS CREDITOS *****67.677,82D *****67.677,82D =OUTROS CREacuteDITOS CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 1.021,77D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ******1.021,77D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 4.055,16D3.975,65D IRPJ SALDO NEGATIVO - 20201-1-4-6-5-22 3.454,30D3.372,68D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 ******7.509,46D ******7.348,33D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******8.531,23D ******7.348,33D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 5.150,97D5.874,99D PIS A COMPENSAR1-1-4-7-1-01 23.725,25D27.060,08D COFINS A COMPENSAR1-1-4-7-1-02 *****28.876,22D *****32.935,07D =IMPOSTOS A COMPENSAR *****28.876,22D *****32.935,07D =IMPOSTOS A COMPENSAR *****37.407,45D *****40.283,40D =CONTAS A RECEBER ****188.700,39D ****306.417,12D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS

PARKIA SP PARTICIPACOES S.A.(00010)
CNPJ : 16.563.671/0001-09
Balanço Patrimonial Encerrado em 31/03/2022 Folha: 2

Descrição	Classificação	Exercício Anterior	Exercício Atual
SOCIEDADES CONTROLADAS - C. CORRIGIDO			
SOCIEDADES CONTROLADAS - C. CORRIGIDO			
SOBRASIL COMERCIAL S.A.	1-3-1-1-1-01	203.992.403,86D	166.584.657,28D
FAIR VALUE - SOBRASIL COMERCIAL S.A.	1-3-1-1-1-05	318.660.496,84D	296.006.723,27D
=SOCIEDADES CONTROLADAS - C. CORRIGIDO		522.652.900,70D	462.591.380,55D
=SOCIEDADES CONTROLADAS - C. CORRIGIDO		522.652.900,70D	462.591.380,55D
=INVESTIMENTOS		522.652.900,70D	462.591.380,55D
=T o t a l - NÃO CIRCULANTE		522.652.900,70D	462.591.380,55D
=T o t a l - ATIVO		522.959.317,82D	462.780.080,94D

Folha: 3PARKIA SP PARTICIPACOES S.A.(00010)CNPJ : 16.563.671/0001-09Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE CONTAS A PAGAR CONTAS A PAGAR OUTROS DEacuteBITOS - EMP ASSOCIADAS 14.091,18C0,00C PARKIA MS PARTICIPACcedillaOtildeES S.A.2-1-2-2-3-10 1.792,79C1.792,79C ARAPAR PARTICIPACcedillaOtildeES S.A.2-1-2-2-3-58 *****15.883,97C ******1.792,79C =OUTROS DEacuteBITOS - EMP ASSOCIADAS *****15.883,97C ******1.792,79C =CONTAS A PAGAR *****15.883,97C ******1.792,79C =CONTAS A PAGAR OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 619,48C0,00C IRRF A RECOLHER2-1-5-4-1-01 1.920,38C0,00C PIS/COFINS/CSLL A RECOLHER2-1-5-4-1-02 ******2.539,86C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ******2.539,86C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS ******2.539,86C **********0,00C =OBRIGACcedillaOtildeES FISCAIS *****18.423,83C ******1.792,79C =T o t a l - CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 114.596.815,08C114.596.815,08C DE DOMICILIADO NO PAIS2-4-1-1-1-01 114.596.815,08C 114.596.815,08C =CAPITAL SOCIAL SUBSCRITO 114.596.815,08C 114.596.815,08C =CAPITAL SUBSCRITO 114.596.815,08C 114.596.815,08C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 48.409.183,58C48.409.183,58C RESERVAS DE CAPITAL2-4-2-1-1-01 *48.409.183,58C *48.409.183,58C =RESERVAS DE CAPITAL *48.409.183,58C *48.409.183,58C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 8.223.802,51C6.939.402,12C RESERVA LEGAL2-4-2-2-1-01 **8.223.802,51C **6.939.402,12C =RESERVAS DE LUCROS **8.223.802,51C **6.939.402,12C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 51.275.264,70C34.285.404,89C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 *51.275.264,70C *34.285.404,89C =RESERVAS DE REALIZACcedillaAtildeO *51.275.264,70C *34.285.404,89C =RESERVAS DE REALIZACcedillaAtildeO

Folha: 4PARKIA SP PARTICIPACOES S.A.(00010)CNPJ : 16.563.671/0001-09Balanço Patrimonial Encerrado em 31/03/2022DescriçãoClassificaçãoExercício AtualExercício Anterior 107.908.250,79C *89.633.990,59C =RESERVAS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 240.256.591,24C318.726.719,36C CTA2-4-5-1-1-01 240.256.591,24C 318.726.719,36C =AJUSTE ACUMULADO DE CONVERSAtildeO 240.256.591,24C 318.726.719,36C =AJUSTE ACUMULADO DE CONVERSAtildeO 240.256.591,24C 318.726.719,36C =AJUSTE ACUMULADO DE CONVERSAtildeO 462.761.657,11C 522.957.525,03C =T o t a l - PATRIMONIO LIQUIDO 462.780.080,94C 522.959.317,82C =T o t a l - PASSIVO

PARKIA SP PARTICIPACOES S.A.
CNPJ: 16.563.671/0001-09
Balanço Patrimonial em 31/03/2022 Folha: 5

IMPORTA O PRESENTE BALANÇO PATRIMONIAL SOMANDO NO ATIVO E NO PASSIVO 462.780.080,94 (QUATROCENTOS E SESSENTA E DOIS MILHÕES, SETECENTOS E OITENTA MIL E OITENTA REAIS E NOVENTA E QUATRO CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI: 07844148748
Assinado de forma digital por GUSTAVO PETROCELLI:07844148748
Dados: 2022.05.02 19:12:43 -03'00'

GUSTAVO PETROCELLI
CONTADOR
CPF: 078.441.487-48 CRC: 101274/O-4

PARKIA SP PARTICIPACOES S.A.(00010)
CNPJ: 16.563.671/0001-09
Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022 Diário :0 Folha: 6

Descrição	Classificação	Exercício Atual
RECEITAS		
RECEITAS OPERACIONAIS		
RECEITAS FINANCEIRAS		
RENDAS TIT. VAL. MOBILIARIOS		
TITULOS DE RENDA FIXA		
RECEITAS DE APLICAÇÃO FINANCEIRA	3-1-1-1-1-02	3.066,45C
=TITULOS DE RENDA FIXA		******3.066,45C
=RENDAS TIT. VAL. MOBILIARIOS		******3.066,45C
OUTRAS RECEITAS FINANCEIRAS		
OUTRAS RECEITAS FINANCEIRAS		
ATUALIZAÇÃO MONETÁRIA - TAXA SELIC	3-1-1-5-1-01	161,13C
=OUTRAS RECEITAS FINANCEIRAS		********161,13C
=OUTRAS RECEITAS FINANCEIRAS		********161,13C
=RECEITAS FINANCEIRAS		******3.227,58C
RES. PARTICIP. SOCIETARIAS		
RES. AVALIAÇÃO P/ PAT. LIQUIDO		
EM CONTROLADAS		
SOBRASIL COMERCIAL S.A.	3-1-3-1-1-59	8.209.802,80C
FAIR VALUE	3-1-3-1-1-63	17.698.805,17C
=EM CONTROLADAS		*25.908.607,97C
=RES. AVALIAÇÃO P/ PAT. LIQUIDO		*25.908.607,97C
=RES. PARTICIP. SOCIETARIAS		*25.908.607,97C
=T o t a l - RECEITAS OPERACIONAIS		*25.911.835,55C
=T o t a l - RECEITAS		*25.911.835,55C
DESPESAS		
DESPESAS OPERACIONAIS		
DESPESAS FINANCEIRAS		
ENCARGOS FINANCEIROS		
ENCARGOS FINANCEIROS		
TARIFAS BANCÁRIAS	4-1-1-1-1-05	2,00D
=ENCARGOS FINANCEIROS		**********2,00D
=ENCARGOS FINANCEIROS		**********2,00D
=DESPESAS FINANCEIRAS		**********2,00D

CNPJ: 16.563.671/0001-09Diário :0Folha: 7PARKIA SP PARTICIPACOES S.A.(00010)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 157.274,89D4-1-2-2-1-06ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09Créditos Prescritos - Pis s/ Insumos 703,04D4-1-2-2-1-92Créditos Prescritos - Cofins s/ Insumos 3.205,73D4-1-2-2-1-93=SERVICcedillaOS ADMINISTRATIVOS ****176.198,24D=SERVICcedillaOS PROFISSIONAIS ****176.198,24DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 194,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 1.097,44D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS ******1.291,44DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 45.510,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****45.510,00D=OUTRAS DESP. ADMINISTRATIVAS *****46.801,44DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 676,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 20,98D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 129,10D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ********826,08D=DESPESAS TRIBUTAacuteRIAS ********826,08D=DESPESAS ADMINISTRATIVAS ****223.825,76DRES. PARTICIP. SOCIETAacuteRIASRES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDOEM CONTROLADAS 0,00D4-1-4-1-1=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO **********0,00D=RES. PARTICIP. SOCIETAacuteRIAS **********0,00D=T o t a l - DESPESAS OPERACIONAIS ****223.827,76D=T o t a l - DESPESAS ****223.827,76D

CNPJ: 16.563.671/0001-09Diário :0Folha: 8PARKIA SP PARTICIPACOES S.A.(00010)Demonstração do Resultado do Exercício de 01/01/2022 até 31/03/2022DescriçãoClassificaçãoExercício AtualRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 25.911.835,55C DESPESAS + CUSTO--------------------> 223.827,76D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: **25.688.007,79====================================================================================================

PARKIA SP PARTICIPACOES S.A.
CNPJ: 16.563.671/0001-09
Demonstração do Resultado do Exercício em 31/03/2022 Folha: 9

IMPORTA A PRESENTE DEMONSTRAÇÃO DE RESULTADO COM LUCRO DE 25.688.007,79 (VINTE E CINCO MILHÕES, SEISCENTOS E OITENTA E OITO MIL E SETE REAIS E SETENTA E NOVE CENTAVOS) DE ACORDO COM A DOCUMENTAÇÃO QUE NOS FOI APRESENTADA.

RIO DE JANEIRO, 31 DE MARÇO DE 2022.

GUSTAVO PETROCELLI:07844148748

Assinado de forma digital por GUSTAVO PETROCELLI:07844148748
Dados: 2022.05.02 19:13:05 -03'00'

GUSTAVO PETROCELLI

CONTADOR

CPF: 078.441.487-48 CRC: 101274/O-4

ATTACHEMENT 2

Appraisal Report AP - 0 0 452 /2 2 - 0 8 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA SP ▪ Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short - term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value. ▪ Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments. ▪ Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve un certainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHEMENT 3

Glossary A Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Base Date Specific date (day, month and year) of application of the assessment value. Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. C CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. D Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow Discounted cash flow. D & A Depreciation and amortization. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, preciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. G Goodwill See Premium for Expected Future Profitability. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. L Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P Parent Company An entity that has one or more subsidiaries. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. R Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. S Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. U Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.